UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-E

NOTIFICATION UNDER REGULATION E

(November 28, 2013)

Item 1.	The Issuer.

The name of the Issuer is Highlight Networks, Inc. (the "Company" or "HNET").  Its principal business office is located at 7325 Oswego Road Liverpool, NY 13090.

Item 2.	Affiliates and Principal Security Holders of Issuer.

(a) The following table lists the affiliates of the Company and the nature of the affiliation:

Affiliate	Nature of Affiliation
Alfonso Knoll	Chief Executive Officer, Acting Chief Financial Officer and Acting Chief Compliance Officer, Chairman of the Board, Principal Shareholder
DCC Trading, LLC	Non-Eligible Investment Management Agreement Manager

(b) The following is a list of persons who own ten percent or more of the outstanding securities of any class of the Company:

Name	Class of Securities	Amount Owned	% of Class

Gemini Group Global	Common Stock	2,000,000	13.16%
Data Capital Corp	Common Stock	2,000,000	13.16%
Infanto Holdings LLC	Common Stock	10,000,000	65.81%
Item 3.	Directors and Officers.

The following are the names and addresses of each officer and director of the Company:

Name/address of Officers and Directors	Positions Held
Alfonso Knoll 7325 Oswego Rd Liverpool, NY 13090	Chief Executive Officer, Acting Chief Financial Officer and Acting Chief Compliance Officer, Chairman of the Board

, a California Investment Manager ("F500") is the investment adviser and placement agent of the Company under our Placement Agreement (EIMA).

Item 4.	Counsel for Issuer and Underwriters.
Counsel for the Company is SEC Attorneys., 980 Post Road, 2nd Floor Westport CT 06880 Telephone: 203-401-8089.  Finance500 also acted as our placement agent.

Item 5.	Events Making Exemption Unavailable.
No event specified in Rule 602(b), (c) or (d) has occurred which would make an exemption under this Regulation unavailable for securities of the Company in the absence of a waiver by the Commission pursuant to Rule 602 (e).

Item 6.	Jurisdictions in which Securities are to be Offered.
(a) The Company is offering the shares of Common Stock covered by this notification in the following states:  California, New York, New Jersey, Texas, Florida, Michigan, Nevada, Delaware, Washington, British Columbia and Arizona.

(b) Not applicable.

Item 7.	Unregistered Securities Issued or Sold Within One Year.
(a) The following lists unregistered securities issued by the Company within one year prior to filing this notification, including the title and amount of securities issued, aggregate offering prices, names of persons to whom the securities were issued:  None.

(b) The following chart lists unregistered securities of the Company issued within one year prior to the filing of this notification to officers, directors, or principal security holders of the Company or the underwriter of any securities of the Company:  None.

(c) Not applicable.

Item 8.	Other Present or Proposed Offerings.
The Company is not presently offering or presently contemplating the offering of any securities, in addition to those covered by this notification.

Item 9.	Exhibits.
(a)          Copy of common stock certificate.  Filed herewith.

(b)          Placement Agent Agreement.  Filed herewith.

(c)          Not applicable.

(d)          The Preliminary Offering Circular.

(e)          Underwriter Consents and Certifications.  Not applicable.

(f)           Not applicable.

Signatures

This notification has been signed in the City of New York, State of New York on November 4, 2013.

HIGHLIGHT NETWORKS, INC.

By:	/s/ Alfonso Knoll
Alfonso Knoll
Chairman and Chief Executive Officer

Exhibit 9(a)

Copy of Form of Common Stock Certificate

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

NUMBER

PAR VALUE: $0.001

HighLight
NETWORKS, INC.

SHARES

CUSIP NO.431106 10 3

This Certifies That

Is The Record Holder of

Fully paid and non-assessable shares of **HighLight Networks, Inc.** Common Stock transferable on the books of the Corporation in person or by attorney upon surrender of this certificate duly endorsed or assigned. This certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of Incorporation and Bylaws of the Corporation, as now or hereafter amended. This certificate is not valid until countersigned by the Transfer Agent.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY

HighLight Networks, Inc.
Corporate
Seal
Nevada

PRESIDENT

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT

Countersigned by PACIFIC STOCK TRANSFER COMPANY
Las Vegas, Nevada

Authorized Signature

Exhibit 9(b)

Placement Agent Agreement

Attached.

Exhibit 9(d)

Preliminary Offering Circular

Preliminary Offering Circular

HIGHLIGHT NETWORKS, INC.
(name of issuer)

7325 Oswega Road Liverpool, NY 13090
315-451-4722
(Mailing address and telephone number)
The date of this Preliminary Offering Circular is November 28, 2013

Maximum Offering: 3,333,333 shares of Common Stock	Minimum Offering: There is no minimum offering amount. All sales of shares will be made on a "best efforts" basis.

Under the terms of our Offering, all subscription funds will be placed into the operating bank account of HNET and used for day to day operation of the Company.

Offering Remains Open Until November 2014

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT HNET HAS LIMITED FINANCIAL CAPITAL AS A BUSINESS DEVELOPMENT COMPANY.  HNET CURRENTLY HAS TOTAL NET LIABILITIES OF $151,309 AS OF SEPTEMBER 30, 2013, AND HAS LIMITED MONEY TO OPERATE THE COMPANY OR MAKE ANY INVESTMENTS.  SINCE INCEPTION, THE COMPANY'S OPERATIONS HAVE BEEN PRINCIPALLY FUNDED BY STOCK OFFERINGS AND LOANS FROM ITS OFFICERS AND DIRECTORS. OUR INDEPENDENT PUBLIC ACCOUNTING FIRM HAS ISSUED A "GOING CONCERN OPINION" ON OUR FINANCIAL STATEMENTS INDICATING THAT THESE CONDITIONS RAISE SUBSTANTIAL DOUBT ABOUT HNET’S ABILITY TO CONTINUE AS A GOING CONCERN. HNET HAS NO PLANS TO SEEK RELIEF THROUGH A FILING UNDER THE U.S. BANKRUPTCY CODE.

	OFFERING PRICE TO PUBLIC	UNDERWRITING DISCOUNTS AND COMMISSIONS	PROCEEDS TO ISSUER (1)
Total Minimum	-	-	-
Total Maximum	$5,000,000.00	$200,000.00	$4,800,000.00
Per Share	$1.50	$.06	$1.44

(1)           Does not reflect expenses of Offering, estimated to be $50,000, consisting of $45,000 in legal fees and expenses and $5,000 in accounting fees and expenses.  For sales to investors who are affiliates of HNET, the placement agent fee is $.075 (5% per share) rather than $.06 (4% per share).

Because this Form 1-E is attached to our recent election to be treated as a Business Development Company under sections 55-65 of the Act, the unaudited net asset value (NAV) per share at September 30, 2013is being calculated based on our fully subscribing this offering of $5,000,000.00 or  $0.29 per share.  During the Offering period, shares will not be issued at a price below NAV and HNET will calculate its NAV frequently enough so that shares will never be issued below NAV.   An investor that purchases shares of common stock in this Offering for $1.50 per share will experience immediate dilution of 1.21 or 80.5% per share.

For the material risks involved in purchasing these securities please see "Risk Factors" beginning on page 9.

Finance500, Placement Agent

OFFERING

HNET is offering for sale a maximum of 3,333,333 shares of its Common Stock on a "best efforts" basis at a purchase price of $1.50 per share.  There is no minimum offering amount.  Under the terms of our Offering, all subscription funds will be immediately made available to HNET to operate and use as HNET sees fit.  After the first closing, there will be additional closings at which HNET will issue shares of its Common Stock under Regulation E of the Securities Act.  HNET will hold successive "rolling" closings until up to $5,000,000 (3,333,333 shares) has been raised.  The dates of, and the amount of shares sold at, closings will be determined at the sole discretion of HNET.  The amount of $5,000,000 is the maximum amount that may be raised in the Offering.  All shares sold in our Offering will not contain any restrictive legends as to transfer.  The Offering will remain open until November 28, 2014, unless extended at the sole discretion of HNET.  All investors must complete a subscription agreement and represent that they are "accredited investors."

The Offering is being conducted pursuant to Regulation E under the Securities Act which applies to offerings undertaken by registered business development companies (BDCs) regulated by the Investment Company Act.  In our Offering, shares of common stock are only being offered to "accredited investors" as that term is defined in Rule 501 under Regulation D of the Securities Act and in those States that have coordinated exemptions for Regulation E offerings.

The Company took into account the following factors in determining the offering price of 1.50: (i) the offering price exceeds the net asset value ("NAV") per share, which on September 30, 2013 on an unaudited basis was ($0.29) per share; (ii) the last trade on November 2, 2013 on the OTC Market (OTCQB) for the Common Stock was $.66; and (iii) the Company believes that the offering price could attract investor's interest in purchasing the shares.  Because the shares of Common Stock trade so infrequently on the OTCQB, the offering price per share could not be determined based upon market value of the shares of Common Stock.

The date we will begin offering our shares of Common Stock for sale pursuant to this Offering is November28, 2013.

HNET has retained Finance500 as placement agent for the Offering.  See "Placement Agent" immediately below.

Each prospective purchaser must be an "accredited investor" (as defined under the Securities Act of 1933, as  ("Securities Act")) and sign a Subscription Agreement.  The Subscription Agreement contains provisions to avoid (a) any resale by any purchaser deemed a public sale, (b) any purchaser being deemed an underwriter, and (c) any rapid resale of shares in the Offering.  Also, the Company is working closely with the Placement Agent to safeguard against a purchaser engaging in any of the activities specified in (a), (b) and (c).

The following officers and directors will assist the Placement Agent in the offering and sale of shares of Common Stock in the Offering:  Dr. Alfonso Knoll, Chairman and Chief Executive Officer of the Company, and DCC Trading, LLC, Non-Eligible Investment Management Agreement Manager.  No other officers and directors will be involved in selling shares in the Offering.  No disinterested director of the Company will assist in the distribution of the Company's shares.  They will not receive any compensation for their work assisting the Placement Agent.  No existing stockholders of the Company will receive any shares in the Offering.

Alfonso Knoll, Chairman and Chief Executive Officer of the Company, will not receive a salary under his employment agreement as his compensation is tied to the performance of the Company.

EXPENSES INCURRED IN PRIOR OFFERINGS

The Company filed a registration statement with the Securities and Exchange Commission which became effective on October 6, 2008 for a self-underwritten offering in the amount of $510,000 consisting of 100,000 shares of common stock at a share price of $5.10.  The Company has had limited participation in the offering.  The Company is attempting to secure private funding to complete its first network installation however, there is not commitment for these funds and there is no assurance that the amount will be raised or that the Company will otherwise secure sufficient funds to achieve its business plan.

Through September 30, 2012, the Company’s previous principal officer and majority shareholder and current principal shareholder have provided services and loans to the company in order for it to continue operations.

During the years ended June 30, 2008 and 2009, Mr. West, the Company's former principal stockholder, advanced a total $24,180 to the Company.  In March 2009, these advances were forgiven by Mr. West and reclassified as additional paid-in capital. Also during the years ended June 30, 2008 and 2009, Mr. West provided services, valued at $2,000 per month and office space valued at $200 per month, for a total of $13,200, which was reflected as an operating expense in fiscal year ended June 30, 2009.  The Company issued 7,329 shares of its $.001 par value common stock to Mr. West as payment for his services and use of office space; however, during the year ended June 30, 2010, the original common stock agreement was rescinded. Under the terms of a new agreement, the 7,329 shares originally issued to Mr. West were cancelled and replaced with marketable securities valued at $4,010. Mr. West forgave the balance due to him of approximately $3,255.

Infanto Holdings LLC, whose principal stockholder Joseph C. Passalaqua is also an officer and principal stockholder of Highlight Networks, Inc., loaned the Company $2,900, $3,684 and $6,880 during years ended June 30, 2012, 2011, and 2010, respectively, which totaled $13,464. These notes were unsecured, accrued simple interest annually at 18% and were due on demand. On April 27, 2012, the Company repaid the total principal due of $13,464 plus accrued interest of $3,676, for a total payment of $17,140.

In 2013, the Company borrowed an aggregate of $161,230 under promissory notes with related parties, Friction & Heat LLC and Joseph C. Passalaqua. Joseph C. Passalaqua is a managing member of Friction & Heat. The promissory notes and unsecured, bear simple interest at 10% per annum and are due on demand. As of June 30, 2013, the aggregate unpaid principal on these notes was $161,230, with interest accrued of $3,183.

In 2013, EZ Recycling, Inc., the wholly owned subsidiary of Highlight Networks, Inc. borrowed $100 from a related party, Joseph C. Passalaqua. The amount is non-interest bearing advance. As of June 30, 2013 the unpaid amount on the advance was $100.

Through September 30, 2012, the Company’s previous principal officer and majority shareholder and current principal shareholder have provided services and loans to the company in order for it to continue operations.

PLACEMENT AGENT

On November 14, 2013, the Company entered into an agreement ("Placement Agent Agreement") with Finance500, Inc., a California Corporation ("Placement Agent") to provide placement agent, financial advisory and investment banking services in connection with a Regulation E Offering or Regulation D Offering on an exclusive basis and annual advisory services.

RECENT DEVELOPMENTS

Effective November 1, 2013 the Company entered into an engagement agreement with Data Capital Corp and DCC Trading LLC, a copy of which is attached hereto as Exhibit 10.1 (the “Agreement”) The fundamental basis of the Agreement is to structure the Company for the transformation of the Company’s business into that of an investment company and, in particular, a “business development company” under the Investment Company Act of 1940.

The Agreement provides for the participation of the parties in the management of the Company under an Eligible Investment Management Agreement (EIMA) and Non-Eligible Investment Management Agreement (NEIMA), with DCC conducting the Company’s investment affairs under the NEIMA agreement.  Under the term of the Agreement, the Company is to issue common stock of HNET as follows: (i) 1,000,000 to be issued to DCC upon execution of the agreement, (ii) 1,000,000 shares issued to DCC upon HNET receiving $1 million in funding (iii) 1,000,000 shares to be issued to DCC when $3 million in funding is received by HNET and (iv) 1,000,000 shares to be issued to DCC when $5 million in funding is received by HNET.

In connection with the approval of the Agreement, the Company’s Board of Directors has also approved to elect status as a “business development company” under the Investment Company Act of 1940, as  (the “Investment Company Act”) by filing with the Securities and Exchange Commission a notice of election on Form N-54A.  The Board received approving of this election from 97% of the company shareholders.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our Common Stock in this Offering will be 4,450,000.  We will incur offering expenses of approximately $50,000, consisting of legal fees and expenses of $45,000 and $5,000 in accounting fees and expenses.  This assumes that we sell the maximum number of shares of Common Stock in the Offering (3,333,333) at a price of $1.50 per share, after deducting (i) placement agent fees of $200,000; (ii) accountants' fees and expenses of $5,000; and (iii) legal fees and expenses of $45,000.  The amount of net proceeds may be more or less than the amount described in this Offering Circular depending upon the actual number of shares of Common Stock we sell in the Offering, which we cannot determine as of the date of this Offering Circular.

We currently intend to use our net proceeds as follows if the maximum number of shares of Common Stock is sold:

USE	AMOUNT($)	PERCENTAGE(%)
EZ Recycling *	$2,500,000	50.00%
EIMA *	$800,000	16%
NEIMA **	$950,000	18%
Finance500	$200,000	4%
Working Capital	$500,000	10%
Legal	$50,000	1%

*           We are operating under two separate management company agreements.  The first agreement is our Eligible Investment Management Agreement (EIMA) which manages up to 70% of the company assets in eligible investments as defined by the Investment Company Act of 1940.

**          We are operating under two separate management company agreements.  The second agreement is our Non-Eligible Investment Management Agreement (NEIMA) which manages up to 30% of the company assets in non-eligible investments as defined by the Investment Company Act of 1940.

In the event that the maximum number of shares is not sold in the Offering, the Board of Directors of the Company will determine how the Offering net proceeds are used and allocated.

We anticipate that a substantial portion of the net proceeds of this Offering will be used for the above purposes within 12-18 months and all of the net proceeds of this Offering will be used within two years, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions.  We cannot assure you that we will achieve our investment objectives during such time frame.

In the event that the maximum number of shares is not sold in the Offering, the Board of Directors of the Company will determine how the Offering proceeds are used and allocated.

Pending such investments, HNET will invest the net proceeds primarily in cash, cash equivalents, Marginable Equities, U.S. government securities and other high quality debt instruments that mature in one year or less from date of investment.

To date, HNET has not paid overhead expenses (rent, employee salaries and wages, phones and telecommunications, etc.).  After the Offering is completed, HNET expects to pay salaries to senior management, sub-advisers, rent, phones and telecommunications, and miscellaneous operating expenses, at market rates if sufficient net proceeds are raised in this Offering as determined by our Board of Directors.

Related or affiliated persons will not benefit by receiving any payment from HNET from the proceeds of the Offering for any liability HNET may have to them now or in the future.

DILUTION

Substantial dilution will be experienced by purchasers of shares of Common Stock in the Offering.  The unaudited net tangible book value of the Company at September 30, 2013 was ($0.29) per share.  The Company had total net liabilities of $151,309 as of September 30, 2013.  Net tangible book value represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the total number of outstanding shares of voting stock of the Company. The difference between the Offering price per share and the net tangible book value per share of the Company’s voting stock after completion of this Offering constitutes the dilution to holders of the shares offered hereby.  After giving effect to the sale of the maximum number of shares in the Offering, and receipt of the net proceeds there from, the Company’s pro forma adjusted net tangible book value would have been $4,450,000, or $0.26 per share.  This represents an immediate increase in such net tangible book value of $4,450,000 and $0.26 per share to existing holders of Common Stock in the maximum offering, as illustrated in the following table:

		Per Share
Offering price per share of Common Stock		$1.50
Net tangible book value (deficit) per share at September 30, 2010	0.29
Increase attributable to new investors	$0.26
Proforma net tangible book value after this Offering		$0.52
Dilution per share to new investors		$0.4068

The following table summarizes, for the maximum offering of $5,000,000, as of September 30, 2013, using the Company's unaudited financial statements, the number of shares of Common Stock purchased, the percentage of total consideration paid and the average price per share (i) paid by present stockholders and (ii) paid by investors purchasing shares in the Offering.  HNET's has never filed a Regulation E offering for their shares of Common Stock.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share

Existing Stockholders	13,894,600	80.65%	$3,000,000	37.50%	$.22

New Investors	3,333,333	19.35%	$5,000,000	62.50%	$1.50

Total	17,227,933	100.0%	$8,000,000	100.0%

RISK FACTORS

The business of HNET is subject to numerous risk factors, including the following:

HNET’s Financial Condition and Need to Raise Additional Funds

HNET has total net liabilities of $151,309 as of September 30, 2013, and has limited money to operate the Company to make any investments.  HNET depends entirely on its majority shareholders, to fund its daily operations, including staffing, rent, and regulatory filing fees.  There can be no guarantee that the Company will be able to fund its daily operations in the future.  Prospective investors should thus be aware that HNET must raise additional capital to continue operations independently and meet its current liabilities.

There Is Substantial Doubt About Our Ability To Continue As A Going Concern

Unless this offering is completed, there is substantial doubt in our ability to continue as a going concern. Our independent public accounting firm has issued an opinion on our financial statements that states that the financial statements have been prepared on the basis of accounting principles applicable to a “going concern,” which assumes that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events raise substantial doubt as to the Company’s ability to continue as a “going concern.” The Company has incurred net losses of $831,820 for the period from June 21, 2007 (inception) to September 30, 2013, has an accumulated deficit and a working capital deficit as of September 30 2013, and requires additional financing in order to finance its business activities on an ongoing basis. The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern.”
.
Inability To Raise Capital; Substantial Dilution

During the period from June 2012 to the date of this Preliminary Offering Circular, the Company has raised the necessary capital to cover HNET obligations in private transactions with accredited investors.  There can be no assurance that we will continue to be able to sell any shares of Common Stock in this Offering, which is the Company's first Regulation E offering.  An investor that purchases shares of Common Stock in this Offering for $1.50 per share will experience immediate substantial dilution of 1.21 or 80.5% per share.

No Fixed Investment Policy; One Investment to Date

We have no fixed policy as to the business or industry group in which we may invest or as to the amount or type of securities or assets that we may acquire.  To date, we have not made any investments in a portfolio company except the EZ Recycling, Inc. investment described above.  HNET has invested part of the net proceeds from its second and third Regulation E Offerings received to date in cash equivalents and in investments with maturity dates of less than one year, but no longer retains such investments because they were sold to pay operational and administrative expenses. Also, it has invested part of the proceeds from its third Regulation E offering in EZ Recycling, Inc. Unless this offering is completed, HNET currently has no money to invest or operate the Company.

Investors May Lose Their Entire Investment In This Offering

Investing in the Common Shares of the Company is highly risky.  The Company cannot assure an investor that it will raise adequate capital in this Offering.  Investors may lose all of their investment in the Common Shares purchased in this Offering.  Investors should review the "Use of Proceeds" section of this Preliminary Offering Circular, particularly with respect to HNET's use of proceeds to pay for legal fees and expenses, and accounting fees and expenses, incurred by HNET prior to this Offering.

Management's Lack of BDC Experience

We are operating under two separate management company agreements.  The first agreement is our Eligible Investment Management Agreement (EIMA) which manages up to 70% of the company assets in eligible investments as defined by the Investment Company Act of 1940.

We are operating under two separate management company agreements.  The second agreement is our Non-Eligible Investment Management Agreement (NEIMA) which manages up to 30% of the company assets in non-eligible investments as defined by the Investment Company Act of 1940.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

If we do not continue to qualify as a BDC, we might be regulated as a closed-end investment company under the Investment Company Act, which would significantly decrease our operating flexibility.

Our Ability to Grow Will Depend on Our Ability to Raise Capital

HNET is relying on Form 1-e to raise up to $5,000,000 (3,333,333 shares of Common Stock at an offering price of $1.50 per share).  We can provide you with no assurance that we will be able to raise money in this Offering given difficult market conditions.  We will need to periodically access the equity markets to raise cash to fund new investments.  An inability to successfully access the equity markets could limit our ability to grow our business and fully execute our business strategy.  We cannot assure you that we will be able to raise adequate capital in the future.

HNET Not Having Sufficient Funds For Expenses of Regulatory Compliance Under Investment Company Act

If HNET does not raise sufficient net proceeds in this Offering or operations, or is unable to borrow sufficient funds from its controlling shareholder Concorde, it may not have sufficient funds for paying for the expenses of regulatory compliance under the Investment Company Act.  Concorde currently does not have any funds that it could provide to HNET.

Our Common Stock May Be Considered "A Penny Stock" and, as a result, It May Be Difficult To Trade A Significant Number Of Shares of our Common Stock.

The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions.  Since our Common Stock has been eligible for quotation on the OTCBB (OTCQB), the market price of our Common Stock has been less than $5.00 per share.  It is likely that the market price for our Common Stock will remain less than $5.00 per share for the foreseeable future and therefore may be a "penny stock" according to SEC rules.  This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our Common Stock and may affect the ability of investors hereunder to sell their shares.  In addition, because our Common Stock is traded on the OTCQB, investors may find it difficult to obtain accurate quotations of the stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

Fluctuation in NAV of Company Common Stock

HNET has never filed a Form 1-E and as such there is no way to determine the fluctuating NAV attributable to our industry, therefore, we will function under the following industry acceptable risk factors.  These risks are:  (i) HNET may be insolvent or bankrupt due to negative NAV; (ii) fluctuations in NAV may not be reflected in the price of the common stock in the market place and the price of the common stock may be at a premium or discount to NAV; and (iii) when HNET purchases assets in a portfolio investment, NAV may reflect this as a liability and not an asset.

Offering Terms; Sales of Common Stock on Best Efforts Basis

This is the first Regulation E offering that HNET has conducted.  This Offering is being conducted on a "best efforts" basis, and not on a maximum-minimum basis.  Given that this Offering is on a "best efforts" basis, HNET will close on any subscriptions it receives from prospective investors it deems acceptable in amounts up to $5,000,000.  This means that investors who purchase shares in this Offering will not have the protection of a maximum-minimum offering structure.

Significant Deficiencies And Material Weaknesses In The Company's Internal Controls; Violation of Rule 38a-1 Under The Investment Company Act

The Company has significant deficiencies and material weaknesses in its internal control over financial reporting.  Management (consisting of one individual, Alfonso Knoll) has determined that the Company's disclosure controls and procedures are not effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis to comply with the Company's disclosure obligations under the Securities Exchange Act and the rules and regulations thereunder.  Management determined that the Company's internal control over financial reporting was not effective based on management's identification of the material weaknesses as follows:  (a) HNET has a material weakness in its internal controls due to a lack of segregation of duties, and (b) HNET lacks the resources to hire additional personnel to perform this function until it raises additional capital.

The Company is taking the following steps to remedy the deficiencies: the Company seeks compliance advice from experienced, outside counsel.  Presently, the Company does not have the funds to hire a chief compliance officer, but will hire such an individual upon completion of this Offering.

The Company is taking the following steps to eliminate the material weaknesses in its internal controls:  the Company is working with experienced, outside counsel to remedy these deficiencies since it currently does not have funds to retain a chief compliance officer.

Alfonso Knoll, Chief Executive Officer, of the Company, has served as acting Chief Executive Officer since 2012.  Under Rule 38a-1 of the Investment Company Act, the Company is obligated to have a chief compliance officer whose appointment must be approved by the board of directors.  The Company does not presently have the funds to hire a chief compliance officer, but plans to hire a Chief Compliance Officer when it completes this Offering.

Start-up Operations; No Cash Dividend Payments to Date; Possibility of Substantial Losses

HNET has never paid cash dividends nor does it have any present intent to do so.

Business development is by nature a high-risk activity that often results in substantial losses.  The companies in which HNET intends to invest often lack effective management, face operating problems and have incurred substantial losses.  Potential investees include established businesses which may be experiencing severe financial or operating difficulties or may, in the opinion of their management, be managed ineffectively and yet have the potential for substantial growth or for reorganization into separate independent companies.

HNET will attempt to reduce the level of its investment risks through one or more of the following factors:

•	carefully investigating potential investees;

•	financing only what it believes to be practical business opportunities, as contrasted to research projects;

•	selecting effective, entrepreneurial management for its investees;

•	providing managerial assistance and support to investees in areas, where the need is apparent;

•	obtaining, alone or with others, actual or working control of its investees;

•	supporting the investees in obtaining necessary financing, and, where feasible, arranging major contracts, joint ventures or mergers and acquisitions; and

•	where possible, maintaining sufficient capital resources to make follow-on investments where necessary, appropriate and feasible.

The proposed operations of HNET are speculative

The success of the proposed business plan of HNET will depend to a great extent on the operations, financial condition and management of the identified target companies.  While investments in entities having established operating histories are preferred, there can be no assurance that HNET will be successful in locating candidates meeting such criteria.  The decision to invest in a company will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if HNET had more funds available to it, would be desirable.  In the event HNET completes one or more stock acquisitions, the success of its operations will be dependent upon management of those target companies and numerous other factors beyond the control of HNET.  There is no assurance that HNET can identify a target company to invest in, or that such investments will be successful.

There is no agreement for any stock acquisitions and no minimum requirements for any stock acquisitions

As of the date of this Preliminary Offering Circular, HNET has made one portfolio investment, the EZ Recycling, Inc. investment described herein.  There can be no assurance that HNET will be successful in identifying and evaluating suitable business opportunities or in concluding an investment.  Except with respect to the ETF industry and distressed companies previously discussed, no particular industry or specific business within an industry has been selected for a target company.  HNET has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which HNET would not consider an investment.  Accordingly, HNET may invest in a company which has no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.  There is no assurance that HNET will be able to negotiate an investment on terms favorable to HNET.

Reporting requirements may delay or preclude investments

Pursuant to the requirements of Section 13 and Rule 13a-11 of the Exchange Act, and Item 9.01 of Form 8-K with respect to the financial statements that must be filed in connection with an acquisition, HNET is required to provide certain information about significant acquisitions including audited financial statements of the acquired company.  These audited financial statements normally must be furnished within 75 days following the effective date of a stock acquisition.  Obtaining audited financial statements are the economic responsibility of the target company.  The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable investment by HNET.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for investment so long as the reporting requirements of the Exchange Act are applicable.  Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to HNET at the time of effecting an investment in such target company.  In cases where audited financial statements are unavailable, HNET will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity.  This risk increases the prospect that an investment with such a target company might prove to be an unfavorable one for HNET.

We May Change Our Investment Policies Without Further Shareholder Approval

Although we are limited by the Investment Company Act with respect to the percentage of our assets that must be invested in qualified investment companies, we are not limited with respect to the minimum standard that any investment company must meet, nor the industries in which those investment companies must operate.  We may make investments without shareholder approval and such investments may deviate significantly from our historic operations.  Any change in our investment policy or selection of investments could adversely affect our stock price, liquidity, and the ability of our shareholders to sell their stock.  Any investment made by HNET must be consistent with the BDC provisions of the Investment Company Act.

Our Investments May Not Generate Sufficient Income to Cover Our Operations

We intend to make investments into qualified companies that will provide the greatest overall return on our investment.  However, certain of those investments may fail, in which case we will not receive any return on our investment.  In addition, our investments may not generate income, either in the immediate future, or at all.  As a result, we may have to sell additional stock, or borrow money, to cover our operating expenses.  In the past, HNET has borrowed money from its largest stockholder and private investors to fund its operating expenses.  These investors have agreed to provide sufficient capital to fund limited operating expenses.  However, there can be no assurance that (i) Investors will have money to loan to HNET, and (ii) Investors will continue to lend money to HNET after such date.

Regulatory Oversight; Compliance Requirements

As a BDC, HNET is subject to the provisions of Sections 55 through 65 of the Investment Company Act, and certain additional provisions of that Act made applicable to business development companies by Section 59 of that Act.  Under these regulations, HNET's investment policies are defined and subject to certain limitations.  Furthermore, under Section 58 of that Act, HNET may not withdraw its election to be so regulated as a business development company without the consent of a majority of its issued and outstanding voting securities.

HNET has no fixed policy as to any particular business or industry group in which it may invest or as to the amount or type of securities or assets that it may acquire.  HNET may in the future invest in assets that are not qualifying assets as defined by Section 55 of the Investment Company Act; however, no such additional assets have been identified as of the date of this Memorandum, and HNET does not intend to fall below the 70% requirement as set forth in Section 55 of that Act.

Market Illiquidity for Investments

At the time of sale of HNET's portfolio securities, there may not be a market of sufficient stability to allow HNET to sell its entire position, potentially resulting in HNET not being able to sell such securities at prevailing market prices or at the prices at which HNET may have valued its position in the investee's securities.

Market Price for Common Stock; Illiquidity of Common Stock

Since September 2008 shares of Common Stock have traded very infrequently on the OTC Markets on the OTCQB under the symbol HNET.  Prior to trading on the OTC Markets OTC QB, shares traded very infrequently on the OTC Bulletin Board.  During September 2008 to November 4, 2013, shares have traded between $0.25 and $4.50, with extremely limited trading volume.

The shares do not trade frequently and there can be wide gaps in the bid and ask prices for the shares of Common Stock.  Investors should be aware of these market conditions in considering whether to purchase shares in this Offering.

Valuation-Policy Guidelines

HNET's Board of Directors is responsible for the valuation of HNET's assets in accordance with its approved guidelines.  HNET's board of directors is responsible for recommending overall valuation guidelines and the valuation of the specific investments.

There is a range of values that are reasonable for an investment at any particular time.  Fair value is generally defined as the price at which the investment in question could change hands, the "exit price," assuming that both parties to the transaction are under no unusual pressure to buy or sell and have both reasonable knowledge of all the relevant facts.

Effective January 1, 2008, HNET adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), for investments measured at fair value on a recurring basis.  SFAS 157 accomplishes the following key objectives:

•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
•	Establishes a three-level hierarchy ("Valuation Hierarchy") for fair value measurements;
•	Requires consideration of HNET's creditworthiness when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.  A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the Valuation Hierarchy and the distribution of HNET's financial assets within it are as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

To increase objectivity in valuing its assets and complementing SFAS 157, HNET also intends to use external measures of value such as public markets or significant third-party transactions whenever possible.  Neither a long-term workout value nor an immediate liquidation value will be used, and no increment of value will be included for changes that may take place in the future.  Certain members of HNET's Board of Directors may hold positions in some of HNET's investee companies.

Valuations assume that, in the ordinary course of its business, HNET will eventually sell its position in the private or public market or may distribute its larger positions to its stockholders.  Accordingly, no premiums will be placed on investments to reflect the ability of HNET to sell block positions or control of companies, either by itself or in conjunction with other investors.

In fact, in certain circumstances, HNET may have to sell the securities it owns of its investees in the open market at discounts to market prices at the time of sale, due to the large position it may hold relative to the average daily trading volume.

In addition to SFAS 157, HNET intends to use four basic methods of valuation for its investments to assist its Board of Directors in the valuation process.  As an investee evolves, its progress may sometime require changes in HNET's method of valuing the investee's securities.  HNET's investment will be separated into its component parts (such as debt, preferred stock, common stock or warrants), and each component will be valued separately to arrive at a total value.  HNET believes that a mixture of valuation methods is often essential to represent a fair value of HNET's investment position in any particular investee.  For example, one method may be appropriate for the equity securities of a company while another method may be appropriate for the senior securities of the same company.  In various instances of valuation, the board of directors of HNET may modify the valuation methods mentioned below based on the board of directors best judgment in any particular situation.

The cost method values an investment based on its original cost to HNET, adjusted for the amortization of original issue discount, accrued interest and certain capitalized expenditures of HNET.  While the cost method is the simplest method of valuation, it is often the most unreliable because it is applied in the early stages of an investee's development and is often not directly tied to objective measurements.  All investments are carried at cost until significant positive or adverse events subsequent to the date of the original investment warrant a change to another method.  Some examples of such events are: (1) a major recapitalization; (2) a major refinancing; (3) a significant third-party transaction; (4) the development of a meaningful public market for the investee's common stock; and (5) material positive or adverse changes in the investee's business.

The appraisal method is used to value an investment position based upon a careful analysis of the best available outside information when there is no established public or private market in the investee company's securities and it is no longer appropriate to use the cost method.  Comparisons are made using factors (such as earnings, sales or net worth) that influence the market value of similar public companies or that are used in the pricing of private transactions of comparable companies.  Major discounts, usually in percentages up to 50%, are taken when private companies are appraised by comparing private company to similar public companies.  Liquidation value may be used when an investee company is performing substantially below plan and its continuation as an operating entity is in doubt.  Under the appraisal method, the differences among companies in terms of the source and type of revenues, quality of earnings, and capital structure are carefully considered.

An appraisal method value can be defined as the price at which the investment in question could change hands, assuming that both parties to the transaction are under no unusual pressure to buy or to sell, and both have reasonable knowledge of all the relevant facts.  In the case of start-up companies where the entire assets may consist of only one or more of the following: (1) a marketing plan, (2) management or (3) a pilot operation, an evaluation may be established by capitalizing the amount of the investment that could reasonably be obtained for a predetermined percentage of the ownership in the particular company.  Valuations under the appraisal method are considered to be more subjective than the cost, public market or private market methods.

The private market method uses third-party transactions (actual or proposed) in the investee's securities as the basis for valuation.  This method is considered to be an objective measure of value since it depends upon the judgment of a sophisticated, independent investor. Actual firm offers are used as well as historical transactions, provided that any offer used was seriously considered and well documented.

The public market method is the preferred method of valuation when there is an established public market for the investee's securities, since that market provides the most objective basis for valuation.  In determining whether the public market is sufficiently established for valuation purposes, we intend to examine the trading volumes, the number of stockholders and the number of market makers.  Under the public market method, as well as under the other valuation methods, we may discount investment positions that are subject to significant legal, contractual or practical restrictions.

Regulation - BDCs

The following is a summary description of the Investment Company Act, as applied to BDCs.  This description is qualified in its entirety by reference to the full text of the Investment Company Act applicable to BDCs and the rules promulgated there under by the Commission.

The Small Business Investment Incentive Act of 1980 became law on October 21, 1980. This law modified the provisions of the Investment Company Act, which are applicable to a company, such as HNET, which is a "business development company."  HNET elected to be treated as a business development company on November 1, 2013.  HNET may not withdraw its election without first obtaining the approval of a majority of its outstanding voting securities.

A BDC must be operated for the purpose of investing in the securities of certain present and former "eligible portfolio companies" and certain bankrupt or insolvent companies and must make available significant managerial assistance to its investee companies.  An eligible portfolio company generally is a United States company that is not an investment company (except for wholly-owned small business investment companies licensed by the U.S. Small Business Administration) and (1) does not have a class of securities included in the Federal Reserve Board's over-the-counter margin list, (2) is actively controlled by the business development company and has an affiliate of the business development company on its board of directors, or (3) meets such other criteria as may be established by the Commission. Control, under the Investment Company Act, as , is presumed to exist where the business development company, and its affiliates or related parties, own 25% or more of the issued and outstanding voting securities of the investee.  The Commission in 2007 adopted revised rules expanding certain definitions of eligible portfolio companies.

The Investment Company Act prohibits or restricts HNET from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms and investment companies.  Moreover, the Investment Company Act limits the type of assets that HNET may acquire to "qualifying assets" and certain other assets necessary for its operations (such as office furniture, equipment and facilities) if, at the time of the acquisition, less than 70% of the value of HNET's assets consists of qualifying assets.  The effect of this regulation is to require that at least 70% of a business development company's assets be maintained in qualifying assets.  Qualifying assets include: (1) securities of companies that were eligible portfolio companies at the time HNET acquired their securities; (2) securities of bankrupt or insolvent companies that are not otherwise eligible portfolio companies; (3) securities acquired as follow-on investments in companies that were eligible at the time of HNET's initial acquisition of their securities but are no longer eligible, provided that HNET has maintained a substantial portion of its initial investment in those companies; (4) securities received in exchange for or distributed on or with respect to any of the foregoing; and (5) cash items, government securities and high-quality, short-term debt.  The Investment Company Act also places restrictions on the nature of the transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered to be qualifying assets.  As of the date of this Preliminary Offering Circular, HNET has made the EZ Recycling, Inc. investment, its only portfolio investment.  Proceeds raised in this Regulation E offerings will invested in the securities referenced in subsection (5) above and $2,500,000 will be used to make the EZ Recycling, Inc. investment.

The Investment Company Act, under specified conditions, permits HNET to issue multiple classes of senior debt and preferred stock, if its asset coverage, as defined in the Investment Company Act, is at least 200% after the issuance of the debt or the preferred stock.  HNET currently has no policy regarding the issuance of multiple classes of senior debt.

HNET may issue, in limited amounts, warrants, options and rights to purchase its securities to its directors, officers and employees (and provide loans to such persons for the exercise thereof) in connection with an executive compensation plan, if certain conditions are met.  These conditions include the authorization of such issuance by a majority of HNET's voting securities (as defined below) and the approval by a majority of the independent members of the board of directors and by a majority of the directors who have no financial interest in the transaction.  The issuance of options, warrants or rights to directors who are not also officers requires the prior approval of the Commission.

As defined in the Investment Company Act, the term "majority of a registrant's issued and outstanding voting securities" means the vote of (a) 67% or more of a registrant's issued and outstanding common stock present at a meeting, if the holders of more than 50% of the issued and outstanding common stock are present or represented by proxy, or (b) more than 50% of a registrant's outstanding common stock, whichever is less.

HNET may sell its securities at a price that is below the prevailing net asset value per share only upon the approval of the policy by the holders of a majority of its issued and outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, at its last annual meeting or within one year prior to the transaction.  In addition, HNET may repurchase its common stock, subject to the restrictions of the Investment Company Act.

In accordance with the Investment Company Act, a majority of the members of HNET's board of directors must not be "interested persons" of HNET, as that term is defined in the Investment Company Act.  Generally, "interested persons" of HNET include all affiliated persons of HNET and members of their immediate families, any "interested person" of an underwriter or of an "investment advisor" to HNET, any person who has acted as legal counsel to HNET within the last two fiscal years, or any broker or dealer, or affiliate of a broker or dealer.

Most of the transactions involving HNET and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the Commission under the Investment Company Act, prior to its amendment by the Small Business Investment Incentive Act now require the prior approval of a majority of HNET's independent directors and a majority of the directors having no financial interest in the transactions.  The effect of this amendment is that HNET may engage in certain affiliated transactions that would be prohibited, absent prior Commission approval in the case of investment companies, which are not business development companies.  However, certain transactions involving certain closely affiliated persons of HNET, including its directors, officers and employees, still require the prior approval of the Commission.  In general, "affiliated persons" of a person include: (a) any person who owns, controls or holds with power to vote, more than five percent of HNET's issued and outstanding common stock, (b) any director, executive officer or general partner of that person, (c) any person who directly or indirectly controls, is controlled by, or is under common control with that person, and (d) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person.  Such persons generally must obtain the prior approval of a majority of HNET's independent directors and, in some situations, the prior approval of the Commission, before engaging in certain transactions involving HNET or any company controlled by HNET.  In accordance with the Investment Company Act, a majority of the members of HNET's board of directors are not interested persons as defined in the Investment Company Act.  The Investment Company Act generally does not restrict transactions between HNET and its investee companies.

Finally, notwithstanding restrictions imposed under federal securities laws, it is anticipated that HNET will acquire securities of investee companies pursuant to stock purchase agreements or other agreements that may further limit HNET's ability to distribute, sell or transfer such securities.  And as a practical matter, even if such transfers are legally or contractually permissible, there may be no market, or a very limited market, for such securities. Economic conditions may also make the price and terms of a sale or transfer transactions unattractive.

Other Securities Law Considerations

In addition to the above-described provisions of the Investment Company Act, there are a number of other provisions of the federal securities laws that affect HNET's operations.  For example, restrictions imposed by the federal securities laws, in addition to possible contractual provisions, may adversely affect the ability of HNET to sell or otherwise to distribute or dispose of its portfolio securities.

Most if not all securities that HNET acquires as venture capital investments will be "restricted securities" within the meaning of the Securities Act and will not be permitted to be resold without compliance with the Securities Act.  Thus, HNET will not be permitted to resell portfolio securities unless a registration statement has been declared effective by the Commission with respect to such securities or HNET is able to rely on an available exemption from such registration requirements.  In most cases HNET will endeavor to obtain from its investee companies "registration rights," pursuant to which HNET will be able to demand that an investee company register the securities owned by HNET at the expense of the investee company.  Even if the investee company bears this expense, however, the registration of any securities owned by HNET is likely to be a time-consuming process, and HNET always bears the risk, because of these delays, that it will be unable to resell such securities, or that it will not be able to obtain an attractive price for such securities.

At times HNET will not register portfolio securities for sale but will seek to sell and sometimes seek an exemption from registration for portfolio securities.  The most likely exemption available to HNET is Section 4(1) of the Securities Act, which, in effect, exempts sales of securities in transactions by any person other than an issuer, underwriter or dealer.  This exemption will likely be available to permit a private sale of portfolio securities and in some cases a public sale, if the provisions of Rule 144 under the Securities Act, are complied with.  The Commission has adopted changes to Rule 144, including shortening the one-year holding period to six-months for sales of securities by non-affiliates.

HNET may elect to distribute in-kind securities of investee companies to its stockholders.  Prior to any such distribution, HNET expects that it will need to file, or cause the issuers of such distributed securities, to file, a registration statement or, in the alternative, an information statement, which when declared effective by the Commission, will permit the distribution of such securities and also permit distributee stockholders of HNET to sell such distributed securities.

Future Distributions

HNET does not currently intend to pay cash dividends. HNET's current dividend policy is to make in-kind distributions of its larger investment positions to its stockholders when HNET's board of directors deems such distributions appropriate.  Because HNET does not intend to make cash distributions, stockholders would need to sell securities distributed in-kind, when and if distributed, in order to realize a return on their investment.

An in-kind distribution will be made only when, in the judgment of HNET’s board of directors, it is in the best interest of HNET's stockholders to do so.  The board of directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on the investee's customers, joint venture associates, other investors, financial institutions and management; tax consequences and the market effects of an initial or broader distribution of such securities.  Securities of HNET's larger investment positions in more mature investee companies with established public markets are most likely to be considered for distribution.  It is possible that HNET may make an in-kind distribution of securities that are substantially liquid irrespective of the distributee's stockholder rights to sell such securities.  Any such in-kind distribution would require stockholder approval only if the distribution represents substantially all of HNET's assets.  It is possible that HNET may make an in-kind distribution of securities that have appreciated or depreciated from the time of purchase depending upon the particular distribution.  HNET has not established a policy as to the frequency or size of distributions and indeed there can be no assurance that any distributions will be made.

Managerial Assistance

HNET believes that providing significant managerial assistance to its investees is critical to its business development activities.  "Making available significant managerial assistance" as defined in the Investment Company Act, with respect to a business development company such as HNET, means (a) any arrangement whereby a business development company, through its directors, officers, employees or general partners, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company; or (b) the exercise by a business development company of a controlling influence over the management or policies of a portfolio company by the business development company acting individually or as a part of a group acting together which controls such portfolio company.  HNET is required by the Investment Company Act to make significant managerial assistance available at least with respect to investee companies that HNET will treat as qualifying assets for purposes of the 70% test.  The nature, timing and amount of managerial assistance provided by HNET varies depending upon the particular requirements of each investee company.

HNET may be involved with its investees in recruiting management, product planning, marketing and advertising and the development of financial plans, operating strategies and corporate goals.  In this connection, HNET may assist clients in developing and utilizing accounting procedures to record efficiently and accurately, transactions in books of account that will facilitate asset and cost control and the ready determination of results of operations.  HNET may also seek capital for its investees from other potential investors and occasionally subordinate its own investment to those of other investors.  Where possible, HNET may introduce its investees to potential suppliers, customers and joint venture partners and assist its investees in establishing relationships with commercial and investment bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants.  HNET also intends to assist in obtaining joint ventures, acquisitions and mergers.

In connection with its managerial assistance, HNET may be represented by one or more of its officers or directors who are members of the board of directors of an investee.  As an investment matures and the investee develops management depth and experience, HNET's role will become progressively less active.  However, when HNET owns or could acquire a substantial proportion of a more mature investee company's equity, HNET may remain active in, and may frequently be involved in, the planning of major transactions by the investee.  HNET's goal is to assist each investee company in establishing its own independent and effective board of directors and management.

Competition

HNET is subject to substantial competition from business development companies, venture capital firms, new product development companies, marketing companies and diversified manufacturers and other companies, most of whom are larger than HNET and have significantly larger net worth, financial and personnel resources than does HNET.  In addition, HNET competes with companies and individuals engaged in the business of providing management consulting services.

PRIOR REGULATION E OFFERINGS

The company has never filed a Form 1-E with the Commission.

Item 1.  General Description of the Issuer.

On November 8, 2013, HNET filed a Form N-54A Notification with the Securities and Exchange Commission, electing to become a business development company pursuant to Section 54 of the Investment Company Act.

HNET was incorporated on June 21, 2007 under the laws of the State of Nevada to engage in any lawful corporate undertaking. HNET's operations to date have been limited to issuing shares to its original shareholders, organizational and administrative activities, and conducting five offerings (including this Offering) under Regulation E, and investing in EZ Recycling, Inc. (see below).

The Company is committed to its obligations to operate as a BDC under the Investment Company Act.

HNET will attempt to locate eligible portfolio companies and other assets to invest in, lend funds to, acquire an interest in and/or possibly manage. HNET intends to offer managerial assistance to eligible portfolio companies in which it invests.  HNET intends to acquire a portfolio or portfolios of investments, for shares of its Common Stock, from one or several holders of assets.  There can be no assurance that HNET will be able to close any of such transactions or on favorable terms if closed.  HNET may attempt to negotiate a commitment for a credit facility to provide additional capital for the purchase of portfolio assets, but there can be no assurance that it will be able to secure such a credit facility.

HNET plans to invest in the lower quadrant of the US middle-market in a diverse range of industries.  These investments will include various types of debt and equity securities issued by lower middle-market companies with market capitalizations and revenues under $300 million, which HNET believes is a critically underserved segment of the US capital markets.  HNET believes its investment strategy with lower middle-market companies is opportunistic because these companies have been historically under-serviced, by both the commercial banking industry and U.S. based investment firms.  This situation has been exacerbated during the current credit crisis which has led to a contraction and consolidation of financing sources; there are fewer commercial banks, specialty finance companies, private equity funds and hedge funds focused on financing lower middle-market companies.  Record levels of un-invested private equity capital (estimated at over $500 billion) and refinancing needs (including $300 billion of high-yield bonds maturing in next two years), which will fuel demand for leveraged lending, will only exacerbate the tendency of larger financial services firms to underserve the lower middle-market.  These market conditions, which are expected to continue for a prolonged period of time, may allow HNET to negotiate favorable terms with lower middle-market companies, including higher yields, lower/safer leverage levels, more significant covenant protection and greater equity participation than typical of other market transactions.  HNET will generally seek to avoid competing directly with other capital providers in order to avoid the less favorable terms typically associated with such competitive investment opportunities.  The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments.  There can be no assurance that these objectives will be met or that HNET will be able to make any of these investments or have the funds to make any of the investments.

HNET would seek to invest in compelling opportunities in the credit markets for the lower quadrant of the US middle market.  Middle market finance sector has lost a significant number of competitors.  Bank consolidation has reduced competition; high yield market focus is on larger companies and transactions; senior lending restraint has re-established need for mezzanine funding, particularly for small to mid-size companies. Competition from finance companies, hedge funds and CLOs has diminished due to scarce capital and risk concerns.

Middle market debt securities are more attractive than broadly syndicated debt securities.  These generally have more conservative capital structures, tighter financial covenants, better security packages and higher yields.  Established financial relationships are a high barrier to entry in the middle market financing business.  There is a preference for accessing capital from, and maintaining close and longstanding relationships with, a small group of established capital providers.  There is a preference by private middle market companies to execute transactions with private capital providers, rather than public high-yield bond transactions, which generally necessitate SEC compliance and reporting obligations.  The middle market debt sector is a highly fragmented portion of the overall leveraged finance market, in which many of the largest capital providers choose not to participate as a result of a preference for larger, more liquid transactions.

All of the above investment categories are subject to the investment restrictions in the BDC provisions of the Investment Company Act applicable to HNET, including without limitation that HNET not invest in an "investment company" registered under the Investment Company Act.

As a business development company or BDC, HNET is able to raise money to acquire interests in small private business, as well as larger private companies, and distressed public companies as defined under the business development company provisions of the Investment Company Act.  We intend to seek equity positions and ongoing relationships with companies offering sustainable and profitable growth.  We do not intend to limit our acquisitions to a single line of business or industry.

The Company's investment objective is not a fundamental policy and may be changed without shareholder approval.  The Company may invest to control or manage any portfolio companies.

Consistent with Section 58 of the Investment Company Act, we may not, unless authorized by the vote of a majority of our outstanding common stock, change the nature of our business so as to cease to be, or to withdraw our election as, a business development company.  In addition, as a BDC, we will not make any significant material changes in our investment guidelines and policies without obtaining the approval of our Board of Directors.

HNET may invest in a variety of securities, including bonds, convertible debentures, preferred stock and common stock.  We have not set a policy as to what proportion of our assets may be invested in any type of security, nor have we set a policy regarding a potential concentration in any particular industry or group of industries.

HNET will seek to render significant managerial assistance to and/or control of eligible companies.  While we do not currently intend to invest as part of a group, we have not set any policy to that effect, and may determine to so invest in the future without seeking shareholder approval.  We have not yet set a policy with respect to any assets that are not required to be invested in eligible portfolio companies or other companies qualifying under Section 55 of the Investment Company Act.

Consistent with its objective of long-term capital appreciation, HNET will consult with its investees with respect to obtaining capital and offers managerial assistance to selected businesses that, in the opinion of our management, have a significant potential for growth.

In addition to acquiring investment positions in new and developing companies, HNET may also occasionally invest in more mature privately and publicly-held companies, some of which may be experiencing financial difficulties, but which, HNET believes, have potential for further development or revitalization, and which, in the long-term, could experience growth and achieve profitability.

HNET has engaged Finance500, Inc. a California Corporation ("F500"), and an investment adviser registered under the Investment Advisers Act of 1940, to serve as an investment adviser to HNET and manage its portfolio of investments at such time as when HNET has portfolio investments.  The company engaged F500 pursuant to an investment advisory management agreement dated September 18, 2013, with a six-month term (extendable for one year periods) subject to HNET's right to terminate upon thirty (30) days’ notice, and has fees ranging from 0.50% to 1.80% of assets managed.  Fees depend on the type and amount of assets purchased.  For example, if the Company purchases equities in the amount of $1,000,000, it would pay F500 a fee of 10% of the amount of equity security purchased unless the Company has raised Equity Financing without the involvement of F500 in which case the cash placements will be equal to four (4%) of the gross proceeds.

Reliance on Strong Management Teams of Investee Companies

HNET believes that it will be most likely to succeed in its investment strategies if its investee companies have strong management teams.  Generally, HNET intends to focus as much or more on finding and supporting business executives who the ability, entrepreneurial motivation and experience have required to build independent companies with a significant potential for growth, as it will on identifying, selecting and financing investment opportunities based on promising ideas, products or marketing strategies.  Consistent with this belief, HNET believes it will be able to provide investee companies with managerial assistance.  For example, we intend to encourage our investee companies to afford their management teams opportunities for meaningful equity participation and assist them in planning means to accomplish this result.

EZ Recycling, Inc. Investment

HNET’s EZ Recycling portfolio company has entered into a letter of intent to acquire Acme Electronics Recycling LLC (“AER”) from Acme Refining Co. of Chicago. In addition the funds raised will provide additional working capital to purchase raw materials and expand operations.  Presently, AER processes nearly 15 million pounds of ewaste annually.   A full discussion of AER is covered below. HNET is seeking to raise $5 million in debt and/or equity.

HNET’s policy is one of “zero waste to landfill” for electronic e-waste.  We audit our downstream operations to ensure that they are in compliance with all environmental and health regulations.

 The Company’s vision is to become one of largest collectors and processors of e-waste in North America. HNET’s plan is to add at least one more full scale e-waste recycling facility for fiscal 2014 beyond AER.  HNET will leverage the large economies of scale through technical excellence and market positioning to minimize cost.

Acme Electronics Recycling (Target)

Acme Electronics Recycling (AER) is an e-waste recycler and processor.  AER is committed to maintaining the highest level of legal, ethical and moral standards relating to the environmentally safe disposal and recycling of end of life electronic goods (e-waste), and in the eradication of data that resides on recyclable electronic devices thereby mitigating all the above mentioned risks.

Headquartered in Galion, OH with over 150,000 square feet of processing facility and partnership in an additional recycling plant in Los Angeles, CA, AER has been recycling and disposing of electronic waste since early 2006 for businesses in Ohio, Virginia, Illinois, Kentucky and Indiana and has managed national disposal programs for large corporations with multiple locations throughout the United States.

AER has differentiated itself by investing in an industrial shredding system, one of the largest and most powerful in the USA, this dual shredder system uses size reduction, magnetic and eddy current technologies to liberate metallic content for local consumption, near infra-red optical sorting equipment (for plastics and fiber separation by color) and multiple teardown lines to physically remove parts that have hazardous characteristics that would contaminate the various shred streams. AER is one of a handful of e-waste recyclers in the USA to have this technological advantage.

Additionally, AER has IT Asset Management (ITAM) capabilities providing customers with serialized audits of their returns for accounting purposes and hard drive erasure using DoD 5220.22-m level data clean wipes.  This room has automation features including motorized conveyors and tech work stations wired to service 140 systems simultaneously.

AER’s principal revenue streams are derived from both incoming e-waste and outgoing commodities sales.  In some cases customers are charged a fee for ITAM and recycling services in other cases paid for products depending on commodity type.  The products are then separated into current technology working which are tested and resold into secondary markets and obsolete or un-working which are dismantled and/or shredded and the recycled goods (metals, plastics, glass, circuit boards, cables etc.) are sold for eventual smelting, reclamation of precious metals and re-manufacture.

As a member of electronics recyclers already certified  inR2 (Responsible Recycling) and ISO 14001 AER agrees to operate under strict environmental controls, to follow worker safety protections, and to prevent toxic e-waste from going to developing countries, landfills, incinerators, and prison recycling operations.     As a result, AER has a strong competitive edge with large corporate customers who are increasingly raising their standards in the final disposition of computers and related electronics.

Here is the information on the EZ Recycling, Inc. investment interest in tabular form:

Title and Number of Securities	100% Class A Common

Name and Address of Company	EZ Recycling, Inc. 7325 Oswego Road Liverpool, NY 13090

Nature of Business	Recycling metals and plastics

Original Investment	$2,500,000

Value of Investment (9/)	$2,500000

In 2007, the Company issued 500,000 shares of restricted common stock to Perry West for $250 and 500,000 shares of restricted common stock to Taylor West $250.   On July 16, 2007 Hee Joon Park purchased 500,000 shares of common stock for $5,000.  The shares were issued pursuant to Section 4(2) of the Securities Act of 1933. Perry West provided the Company, without cost, his services, valued at $2,000 per month, which totaled $10,000 for the five months ended December 31, 2007. He also provided us, without cost, office space valued at $200 per month, which totaled $1,000 for the five months ended December 31, 2007. The total of these expenses, $11,000 from inception for the five months ended December 31, 2007 was reflected in the statement of operations as general and administrative expenses with a corresponding contribution of additional paid-in capital.

On June 3, 2010, Highlight Networks, Inc.’s (the “Company”) majority shareholders entered into a stock purchase agreement (the “Purchase Agreement”) with Infanto Holdings, Corp. (“Infanto”), pursuant to which, Infanto purchased: 500,000 shares of the Company’s issued and outstanding common stock from Perry D. West, the President and CEO of the Company; 500,000 shares of the Company’s issued and outstanding common stock from Taylor B. West, a shareholder of the Company; and 500,000 shares of the Company’s issued and outstanding common stock from Hee Joon Park, a shareholder of the Company. The total of 1,500,000 shares represents 99.9% of the Company’s outstanding common stock as of June 30, 2011. Infanto paid a total of $50,000 to selling shareholders.

During 2010, in connection with the change of control and pursuant to the Purchase Agreement, Perry D. West resigned as the Company’s President, Chief Executive Officer, and Director of the Company. Anthony E. Lombardo was appointed as President, Chief Executive Officer, and Director and Damion D. Glushko was appointed as Secretary and Director.

During 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. Alfonso Knoll was appointed as President, Chief Executive Officer and Director of the Company and Joseph C. Passalaqua was appointed Secretary, Chief Financial Officer and Director of the Company.

During 2013, Richard Weaver and Danny Mendelson were both appointed as Vice Presidents of Highlight Networks.

In 2013, Alfonso Knoll was appointed President and Director and Joseph C. Passalaqua was appointed Secretary and Director of EZRecycling, Inc., the newly formed, wholly owned subsidiary of Highlight Networks. Danny Mendelson was appointed CEO of EZRecycling, Inc.

None of the following parties has, since commencement of our fiscal years ended June 30, 2013 and June 30, 2012, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, in which our company is a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our company’s total assets for the last three completed financial years:

(i)	Any of our directors or officers;

(ii)	Any person proposed as a nominee for election as a director;

(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iv)	Any of our promoters; and

(v)	Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material federal income tax considerations applicable to HNET and to an investment in HNET shares.  This summary does not purport to be a complete description of the income tax considerations applicable to such an investment.  For example, it does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities, pension plans and trusts, and financial institutions.  This summary assumes that investors hold HNET common stock as capital assets (within the meaning of the Internal Revenue Code of 1986, as  ("Code")).  The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as in effect as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.  HNET has not sought and will not seek any ruling from the Internal Revenue Service (the "IRS") regarding this Offering.  This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax.  It does not discuss the special treatment under federal income tax laws that could result if HNET invested in tax-exempt securities or certain other investment assets in which it does not currently intend to invest.

A "U.S. stockholder" generally is a beneficial owner of shares of HNET common stock who is for federal income tax purposes:

•
a citizen or individual resident of the United States including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test in Code Section 7701 (b);

•	a corporation or other entity taxable as a corporation, for federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	a trust over which a court in the U.S. has primary supervision over its administration or over which U.S. persons have control; or

•	an estate, the income of which is subject to federal income taxation regardless of its source.

A "Non-U.S. stockholder" is a beneficial owner of shares of HNET common stock that is neither a U.S. stockholder nor a partnership for federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of HNET common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  A prospective stockholder who is a partner of a partnership holding shares of HNET common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of HNET common stock.

Tax matters are often very complicated and the tax consequences to an investor of an investment in HNET shares will depend on the facts of his, her or its particular situation.  HNET encourages investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Taxation of U.S. Stockholders

For federal income tax purposes, distributions by HNET generally are taxable to U.S. stockholders as ordinary income or capital gains.  Distributions will be taxable as dividend income to U.S. stockholders to the extent of HNET's current or accumulated earnings and profits.  For taxable years beginning before January 1, 2013, such dividends should be "qualified dividend income" eligible to be taxed in the hands of non-corporate stockholders at the rates applicable to long-term capital gains, provided holding period and other requirements are met at the stockholder level.  Generally, for taxable years beginning before January 1, 2013, such dividends are taxable at a maximum rate of 15% in the case of individuals, trusts or estates.  Distributions in excess of HNET’s current and accumulated earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of HNET common stock.  Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year.  Otherwise, it will be classified as short-term capital gain or loss.  In addition, all or a portion of any loss recognized upon a disposition of shares of HNET common stock may be disallowed if other shares of HNET common stock are purchased within 30 days before or after the disposition.  In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

For taxable years beginning before January 1, 2013, individual U.S. stockholders are subject to a maximum federal income tax rate of 15% on their net capital gain (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in HNET shares.  Such rate is lower than the maximum rate on ordinary income currently payable by individuals.  Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applicable to ordinary income.  Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year ($1,500 for married individuals filing separately); any net capital losses of a non-corporate stockholder in excess of $3,000 ($1,500 for married individuals filing separately) generally may be carried forward and used in subsequent years as provided in the Code.  Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Distributions are taxable to stockholders even if they are paid from income or gains earned by HNET before a stockholder’s investment (and thus were economically included in the price the stockholder paid).  If an investor purchases shares of HNET common stock shortly before the record date of a distribution, the price of the shares will presumably include the value of the distribution and the investor will be subject to tax on the distribution even though economically, it may represent a return of his, her or its investment.

At the beginning of each calendar year, HNET will report to each of its stockholders and to the IRS the federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% "qualified dividend income" rate for taxable years beginning before January 1, 2013).  Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

HNET may be required to withhold federal income tax ("backup withholding"), currently at a rate of 28% (31% for taxable years beginning after December 31, 2012), from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish HNET with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the IRS notifies HNET that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect.  An individual U.S. stockholder's taxpayer identification number is his or her social security number.  Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances; non-U.S. stockholders should consult their tax advisors before investing in HNET common stock.  In general, dividend distributions paid by HNET to a non-U.S. stockholder are subject to withholding of federal income tax at a rate of 30% (or lower applicable treaty rate).  If the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if an income tax treaty applies, attributable to a permanent establishment in the United States), HNET will not be required to withhold federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders.  (Special certification requirements apply to non-U.S. stockholders that are foreign partnerships or foreign trusts - such entities are urged to consult their tax advisors.)

Gains realized by a non-U.S. stockholder upon the sale of HNET common stock will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gain, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the U.S.).  For a corporate non-U.S. stockholder, distributions and gains realized upon the sale of HNET common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides HNET or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute or successor form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Investment in the shares may not be appropriate for a non-U.S. stockholder; non-U.S. persons should consult their tax advisors with respect to the federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Income Taxation of HNET

HNET will be treated as a regular C corporation, subject to federal income tax at the regular corporation income tax rates on any ordinary income or net capital gain recognized by it, unless and until it is able to make an election to be treated as a Regulated Investment Company under Subchapter M of the Code, which it cannot currently do.

As a regular C corporation, HNET currently will be subject to federal income tax at rates up to 35%.  Long-term capital gains realized by HNET are not taxed at a lower tax rate (unlike individuals), but will be subject to the regular corporate income tax rate.  HNET will also not be allowed to use a lower tax rate on qualified dividend income, but depending on its percentage ownership interest in the dividend paying corporation and other factors, may be entitled to a dividends received deduction.

Similar to individuals, HNET will be subject to the Alternative Minimum Tax, with a tax rate of 20% and an annual exemption amount of $40,000.  The exemption amount is phased out by 25% of the amount by which alternative minimum taxable income exceeds $150,000.  HNET will be required to make estimated tax payments quarterly to avoid incurring an underpayment penalty if its annual tax liability is expected to be $500 or more in a taxable year.

HNET may be required to recognize taxable income in circumstances in which it does not receive cash.  For example, if HNET acquired and held debt obligations that are treated under applicable tax rules as having original issue discount, HNET would need to include in income in each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by it in the same taxable year.

Transactions in options, futures contracts, hedging transactions and forward contracts are subject to special tax rules, the effect of which may be to accelerate income to HNET, defer losses, cause adjustments to the holding periods of investments, convert long-term capital gains into short-term capital gains, convert short-term capital losses into long-term capital losses, or have other tax consequences.  It is not clear that HNET will engage in these types of transactions.

PLAN OF DISTRIBUTION

HNET is offering a maximum of 3,333,333 shares of common stock at a purchase price of $1.50 per share on a "best efforts" basis.  There is no minimum offering amount that is required to be raised to break escrow.  All subscription funds will be placed into a non-interest bearing escrow account with a bank.  The offering will remain open until November 28, 2014 unless extended at the discretion of HNET.

HNET will hold successive "rolling" closings until up to $5,000,000 (3,333,333 shares) has been raised.  The date of, and number of shares sold at, each successive closing will be determined at the sole discretion of HNET.  $5,000,000 is the maximum amount that may be raised in the Offering.  The dates of such successive closings will be determined at the sole discretion of HNET.

Investors must be "accredited investors" under the Securities Act and execute a subscription agreement attesting to that fact and providing other information.

MANAGEMENT AND CERTAIN SECURITY HOLDERS OF THE ISSUER

The following table sets forth as of November 2013 each person known by HNET to be the beneficial owner of five percent or more of the common stock of HNET, all directors individually and all directors and officers of HNET as a group.  Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Position	Amount of Beneficial Ownership	Percentage of Class
Infanto Holdings, Inc. 7325 Oswego Road Liverpool, NY 13090	CEO, Acting Chief Financial Officer and Acting Chief Compliance Officer	10,000,000	65.81%

Data Capital Corp 228 Park Ave South New York, NY 10003	5% Holder	2,000,000	13.16%

Gemini Group Global 228 Park Ave South New York, NY 10002	5% Holder	2,000,000	13.16%

Danny Mendelson Richard Weaver	Vice President Vice President	150,000 150,000	1	% 1%

All Executive Officers, Directors and 5% Holders as a Group (9 Persons)		16,615,360	94.13%

The management of the Company consists of three officers –Joseph C. Passalaqua, Chairman, Alfonso Knoll, Chief Executive Officer, and acting Chief Financial Officer and acting Chief Compliance Officer, Dr. Alexandre Scheer, President of DCC Trading, LLC.

The Company has never held a shareholder vote to elect directors.

Biographies

Alfonso C. Knoll, has been President of Terra Silex Holdings, LLC, a private venture capital firm since December 2001. He was acting CEO of Mountain Top Properties, Inc., a company engaged in the business of Real Estate Investment and Management from December 2006 to December 2011. He has been president of Bullfly Trading Company, Inc. since December 2005. Mr. Knoll was CEO and president of Endeavor Power Corp., Inc. from November 2010 to May 2011 and Rock Ridge Resources, Inc. since May 2012. Mr. Knoll is a graduate of Wesley College and has attended Franklin and Marshall College and Widener University School of Law. Mr. Knoll is also currently President and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Knoll does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Mr. Passalaqua, has been the president and a director of Biolog, Inc. on February 21, 2011. He was the president, treasurer and a director of Hardwired Interactive, Inc. from October 2010 to November 2011. He was the secretary and director of Pegasus Tel, Inc. from July 2010 until March 2011 and January 2012 to March 2012. He became president and a director of Plantation Lifecare Developers, Inc. in February 2009. He was the Secretary of Digital Utilities Ventures, Inc. from March 2009 through July 2010. Previously, Mr. Passalaqua owned Laqua’s Chevrolet franchise and Laqua’s 481 Pontiac, Buick, GMC Truck Center dealerships until July 2008. Mr. Passalaqua is also currently Secretary and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Passalaqua does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Board Composition

HNET's Board of Directors consists of two directors.  At each annual meeting of its stockholders, all of its directors are elected to serve from the time of election and qualification until the next annual meeting following election.  In addition, HNET's bylaws provide that the maximum authorized number of directors may be changed by resolution of the stockholders or by resolution of the board of directors.

Meetings and Committees of the Board of Directors

Our Board of Directors conducts its business through meetings of the Board and by acting pursuant to unanimous written consent without a meeting.  From January 1, 2013 to December 31, 2013, the Board of Directors held seven (7) meetings in person or by teleconference.  During 2013 the Board of Directors also acted by unanimous written consent zero (0) times.

HNET has a Stock Option Committee but does not have any other board committees, including an audit committee.  HNET's Stock Option Committee was formed in January 2013 and consists of Alfonso Knoll and Joseph C. Passalaqua.  The Stock Option Committee administers the Company's Stock Option Plan.  The Stock Option Committee acted by unanimous written consent one (1)   time in 2013.

HNET does not have a nominating committee or committee performing similar functions.  HNET's Board of Directors believes that it is appropriate for HNET not to have such a committee because of the costs associated with such process and that HNET has not yet raised sufficient capital or made its first portfolio investment.  All directors participate in the consideration of director nominees.

HNET does not have any procedures by which security holders may recommend nominees to its board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the SEC, we believe that all our directors, executive officers and 10% beneficial owners complied during fiscal 2013 with the reporting requirements of Section 16(a) of the Exchange Act.

Limitations of Liability and Indemnification of Directors and Officers

Our bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law.  We will indemnify any person who was or is a party, or is threatened to be made a party to, an action, suit or proceeding, whether civil, criminal, administrative or investigative, if that person is or was a director, officer, employee or agent of ours or serves or served any other enterprise at our request.

We have been advised that it is the position of the SEC that insofar as the indemnification provisions referenced above may be invoked to disclaim liability for damages arising under the Securities Act, these provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

HNET does not have directors' and officers' liability insurance.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

In 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. Alfonso Knoll was appointed as President, Chief Executive Officer and Director of the Company and Joseph C. Passalaqua was appointed Secretary, Chief Financial Officer and Director of the Company.

In 2013, Alfonso Knoll was appointed President and Director and Joseph C. Passalaqua was appointed Secretary and Director of EZRecycling, Inc., the newly formed, wholly owned subsidiary of Highlight Networks. Danny Mendelson was appointed CEO of EZRecycling, Inc.

In the year ended June 30, 2013, Richard Weaver and Danny Mendelson were both appointed as Vice Presidents of Highlight Networks.

Departure of Directors or Certain Officer: Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(a)	Resignation of Directors and Officers

During 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. The resignations are not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

(b)	Appointment of Directors and Officers

During 2012 and 2013, the following persons were appointed as our officers and directors.
The directors and executive officers of the Company for the reported period are as follows:

Name	Age	Position
Alfonso Knoll	37	President, Chief Executive Officer and Director
Joseph C. Passalaqua	63	Secretary; Chief Financial Officer and Director
Danny Mendelson	61	Vice President
Richard Weaver	71	Vice President

Alfonso Knoll, CEO, President, and Director

Alfonso C. Knoll has been President of Terra Silex Holdings, LLC, a private venture capital firm since December 2001. He was acting CEO of Mountain Top Properties, Inc., a company engaged in the business of Real Estate Investment and Management from December 2006 to December 2011. He has been president of Bullfly Trading Company, Inc. since December 2005. Mr. Knoll was CEO and president of Endeavor Power Corp., Inc. from November 2010 to May 2011 and Rock Ridge Resources, Inc. since May 2012. Mr. Knoll is a graduate of Wesley College and has attended Franklin and Marshall College and Widener University School of Law. Mr. Knoll is also currently President and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Knoll does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Joseph C. Passalaqua, CFO, Secretary, and Director

Mr. Passalaqua has been the president and a director of Biolog, Inc. on February 21, 2011. He was the president, treasurer and a director of Hardwired Interactive, Inc. from October 2010 to November 2011. He was the secretary and director of Pegasus Tel, Inc. from July 2010 until March 2011 and January 2012 to March 2012. He became president and a director of Plantation Lifecare Developers, Inc. in February 2009. He was the Secretary of Digital Utilities Ventures, Inc. from March 2009 through July 2010. Previously, Mr. Passalaqua owned Laqua’s Chevrolet franchise and Laqua’s 481 Pontiac, Buick, GMC Truck Center dealerships until July 2008. Mr. Passalaqua is also currently Secretary and Director of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Passalaqua does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Danny Mendelson, Vice-President

Danny Mendelson, 61, was employed for the past five years by Wise Metals Group LLC as it Executive Vice-president and Chief Strategic Officer. He holds degrees from the University of Michigan (BBA), Detroit College of Law (JD) and Georgetown University Law Center (LLM). Mr. Mendelson is also currently CEO of EZRecycling, Inc., the wholly owned subsidiary of Highlight Networks.

Mr. Mendelson does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Richard M. Weaver, Vice-President

Richard M. Weaver, 71, was employed by Wise Metals Group LLC as Executive Vice-President for Non-core business, 2008-2012, and as Executive Vice-president for Corporate Development, 2011-2102.

Mr. Weaver does not have a family relationship with any of the officers or directors of the Company and there are no compensation arrangements or any related party transactions to disclose.

Executive Compensation

We have Employment Agreements with our current Officers.

Employment Agreements

We have entered into an employment agreement with both of our four officers and employment arrangements are all subject to the discretion of our board of directors.

Indemnification of Officers and Directors

Our articles of incorporation and bylaws indemnify our directors and officers to the fullest extent permitted by Nevada corporation law. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers, and controlling persons, we are aware that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable. Set forth below is information regarding the business experience of the current Directors and executive officers of the Company.

EXECUTIVE COMPENSATION.
The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the all executive officers of the Company as of June 30, 2012 and June 30, 2013. Other significant employees would not be required to be included in the table due to the fact that such employees were not executive officers of the Company at the end of the most recently completed fiscal year:

Summary Compensation Table

		Annual Compensation			Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Underlying Options	All Other Compensation
Current Officers:
Alfonso Knoll President/CEO/Director	2012-2013	-0-	-0-	-0-	-0-	-0-

Joseph C. Passalaqua Secretary/CFO/Director	2012-2013	-0-	-0-	-0-	-0-	-0-

Danny Mendelson Vice President	2013	-0-	-0-	-0-	-0-	-0-

Richard Weaver Vice President	2013	-0-	-0-	-0-	-0-	-0-

Former Officers:
Anthony E. Lombardo
President/Director/CEO	2011-2012	-0-	-0-	-0-	-0-	-0-

Damion D. Glushko
Secretary/Director/CFO	2011-2012	-0-	-0-	-0-	-0-	-0-

Options/Stock Appreciation Rights
There were no stock options and stock appreciation rights ("SARs") granted to executive officers during the fiscal year ended June 30, 2013 or for the previous year ended June 30, 2012.

Director Compensation
The Company does not have any standard arrangements pursuant to which directors of the Company are compensated for services provided as a director. All directors are entitled to reimbursement for expenses reasonably incurred in attending Board of Directors' meetings. There have been no distributions of Stock to the Board Members as of the end of June 30, 2013 and the same period ending June 30, 2012.

Compensation Agreements, Termination of Employment and Change-in-Control Arrangements
None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

On June 3, 2010, Highlight Networks, Inc.’s (the “Company”) majority shareholders entered into a stock purchase agreement (the “Purchase Agreement”) with Infanto Holdings, Corp. (“Infanto”), pursuant to which, Infanto purchased: 500,000 shares of the Company’s issued and outstanding common stock from Perry D. West, the President and CEO of the Company; 500,000 shares of the Company’s issued and outstanding common stock from Taylor B. West, a shareholder of the Company; and 500,000 shares of the Company’s issued and outstanding common stock from Hee Joon Park, a shareholder of the Company.

The total of 1,500,000 shares represented 99.9% of the Company’s outstanding common stock as of that date. Infanto paid a total of $50,000 to selling shareholders.

During 2010 in connection with the change of control and pursuant to the Purchase Agreement, Perry D. West resigned as the Company’s President, Chief Executive Officer, and Director of the Company. Anthony E. Lombardo was appointed as Director, President and Chief Executive Officer, and Damion D. Glushko was appointed as Director and Secretary.

During 2012, Anthony E. Lombardo resigned as the Company’s President, Chief Executive Officer, and Director of the Company and Damion D. Glushko resigned as Secretary, Chief Financial Officer, and Director of the Company. Alfonso Knoll was appointed as President, Chief Executive Officer and Director of the Company and Joseph C. Passalaqua was appointed Secretary, Chief Financial Officer and Director of the Company.

The following two tables presents certain information regarding beneficial ownership of our common stock for the years ended June 30, 2013 and June 30, 2012 by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors, each named executive officer and all directors and executive officers as a group. Unless otherwise indicated, each person in the table has sole voting and investment power as to the shares show.

The following table presents certain information regarding beneficial ownership of our common stock as of
June 30, 2013:
	Shares	Percent of
	Beneficially	Total Shares
Name of Beneficial Owner	Owned	Outstanding
Alfonso Knoll President, CEO, Director	-0-	0%

Joseph C. Passalaqua Infanto Holdings Corp. Secretary, CFO, Director	2,000,000	69%

Richard Weaver Vice President	150,000	6%

Danny Mendelson Vice President	150,000	6%

Officers and Directors as a Group	2,300,000	80%

*2,894,600 shares of outstanding common stock as of June 30, 2013

The following table presents certain information regarding beneficial ownership of our common stock as of
June 30, 2012:
	Shares	Percent of
	Beneficially	Total Shares
Name of Beneficial Owner	Owned	Outstanding
Alfonso Knoll President; CEO; Director	-0-	0%

Joseph C. Passalaqua Infanto Holdings Corp. Secretary; CFO; Director	2,000,000	83%

Officers and Directors as a Group	2,000,000	83%

*2,419,600 shares of outstanding common stock as of June 30, 2012

The address of the Company is 7325 Oswego Road Liverpool, New York 13090.

Miscellaneous

The Board of Directors generally may amend or terminate the Stock Option Plan or any provision of the Stock Option Plan at any time.  To the extent required by the Exchange Act, or the Code, however, absent approval by our stockholders, no amendment may (i) materially alter the group of persons eligible to participate in the Stock Option Plan; (ii) except as specifically provided in the Stock Option Plan, increase the number of shares available for Awards under the Stock Option Plan; (iii) extend the period during which incentive stock options may be granted; or (iv) decrease the exercise price of any option granted under the Stock Option Plan. Furthermore, without the consent of the participant, no amendment to or discontinuance of the Stock Option Plan or any provision thereof shall adversely affect any Award granted to the participant under the Stock Option Plan.

Federal Income Tax Consequences

The following is a brief description of the Federal income tax consequences to the participants and HNET of the issuance and exercise of stock options under the Stock Option Plan.  All ordinary income recognized by a participant with respect to Awards under the Stock Option Plan shall be subject to both wage withholding and employment taxes.  The deduction allowed to us for the ordinary income recognized by a participant with respect to an Award under the Stock Option Plan will be limited to amounts that constitute reasonable, ordinary and necessary business expenses.

Incentive Stock Options

In general, no income will result for Federal income tax purposes upon either the granting or the exercise of any incentive option issued under the Stock Option Plan.  If certain holding period requirements (at least two years from the date of grant of the option and at least one year from the date of exercise of the option) are satisfied prior to a disposition of stock acquired upon exercise of an incentive option, the excess of the sales price upon disposition over the option exercise price generally will be recognized by the participant as a capital gain, and HNET will not be allowed a business expense deduction.

If the holding period requirements with respect to incentive options are not met, the participant generally will recognize, at the time of the disposition of the stock, ordinary income in an amount equal to the difference between the option price of such stock and the lower of the fair market value of the stock on the date of exercise and the amount realized on the sale or exchange.  The difference between the option price of such stock and the fair market value of the stock on the date of exercise is a tax preference item for purposes of calculating the alternative minimum tax on a participant’s federal income tax return.  If the amount realized on the sale or exchange exceeds the fair market value of the stock on the date of exercise, then such excess generally will be recognized as a capital gain.  In the case of a disposition prior to satisfaction of the holding period requirements which results in the recognition of ordinary income by the participant, we generally will be entitled to a deduction in the amount of such ordinary income in the year of the disposition.

If a participant delivers shares of our Common Stock in payment of the option price, the participant generally will be treated as having made a like-kind exchange of such shares for an equal number of the shares so purchased, and no gain or loss will be recognized with respect to the shares surrendered in payment of said option price.  In such a case, the participant will have a tax basis in a number of shares received pursuant to the exercise of the option equal to the number of shares of Common Stock used to exercise the option and equal to such participants tax basis in the shares of Common Stock submitted in payment of the option price.  The remaining shares of Common Stock acquired pursuant to the exercise of the option will have a tax basis equal to the gain, if any, recognized on the exercise of the option and any other consideration paid for such shares on the exercise of the option.

Notwithstanding the foregoing, if a participant delivers any stock that was previously acquired through the exercise of an incentive stock option in payment of all or a portion of the option price of an option, and the holding period requirements described above have not been satisfied with respect to the shares of stock so delivered, the use of such stock to pay a portion of the option price will be treated as a disqualifying disposition of such shares, and the participant generally will recognize income.

Nonqualified Stock Options

The grant of nonqualified stock options under the Stock Option Plan will not result in any income being taxed to the participant at the time of the grant or in any tax deduction for us at such time.  At the time a nonqualified stock option is exercised, the participant will be treated as having received ordinary income equal to the excess of the fair market value of the shares of Common Stock acquired as of the date of exercise over the price paid for such stock.  At that time, we will be allowed a deduction for Federal income tax purposes equal to the amount of ordinary income attributable to the participant upon exercise.  The participant's holding period for the shares of Common Stock acquired will commence on the date of exercise, and the tax basis of the shares will be the greater of their fair market value at the time of exercise or the exercise price.

Item 1. Capital Stock and Other Securities

The authorized capital stock of HNET consists of one hundred and fifty million (150,000,000) shares of Common Stock, par value $.001 per share, of which there are _____________ issued and outstanding as of the date of this Preliminary Offering Circular.  The following statements relating to the capital stock set forth the material terms of the securities of HNET; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are available on the SEC's web site, www.sec.gov, under "Highlight Networks, Inc.."

Common Stock

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of Common Stock do not have cumulative voting rights.  Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.  In the event of a liquidation, dissolution or winding up of HNET, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase the Common Stock of HNET. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

Preferred Stock

HNET does not have any shares of preferred stock authorized.

Fee Structure

Reference is made "Remuneration; Affiliated Transactions; Investment Adviser" above regarding F500 and the fees that HNET will pay F500 for its services.

F500 will be paid a placement agent fee of (i) $.15 per share (10%) of the purchase price per share for each share they sell in the offering to investors unless the Company has raised the Equity Financing without the involvement from F500 in which case the case placement fee shall be four percent (4%) of the gross proceeds.

Finance500 will be paid a placement agent fee of (i) $.15 per share (ten percent (10%) of the purchase price per share) for each share sold in the offering to investors not affiliated with the Company, and (ii) $.075 per share (five percent (5%) of the purchase price per share) for each share sold in the offering to investors affiliated with the Company, pursuant to the Placement Agent Agreement.

Dividends

Subject to the BDC provisions of the Investment Company Act and to having sufficient net income for distribution, we intend to distribute at least 90% of HNET’s net income (net of fees and general administrative expenses) and gains to shareholders.  The balance will be held as retained earnings for general corporate purposes including but not limited to expansion of the company’s capital base.  No assurance can be given that HNET’s investments will generate such income.

HNET Information on SEC Web Site

Prospective investors in HNET's Common Stock are urged to carefully review all of HNET's SEC filings.  They may be found on the SEC's web site, www.sec.gov.

Item 2. Financial Statements.

See attached financial statements.

HIGHLIGHT NETWORKS, INC..

EXHIBIT 31.1	Highlight Networks, Inc. Certification of Chief Executive Officer Pursuant to Section 302.
EXHIBIT 31.2	Highlight Networks, Inc. Certification of Chief Financial Officer Pursuant to Section 302.
EXHIBIT 32.1	Highlight Networks, Inc. Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EXHIBIT 32.2	Highlight Networks, Inc. Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	Interactive Data Files for Highlight Networks, Inc. 10K for the Year Ended June 30, 2013
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Pursuant to Rule 406T of Regulation S-T, these interactive date files are deemed not filed or part of the registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933 or Section 18 of the Securities Act of 1934 and otherwise are not subject to liability.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Highlight Networks, Inc.
Liverpool, New York

We have audited the accompanying consolidated balance sheet of Highlight Networks, Inc. and its subsidiary. (collectively, the “Company”) as of June 30, 2013 and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the year ended June 30, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Highlight Networks, Inc. and its subsidiary as of June 30, 2013 and the results of their operations and their cash flows for the year ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has generated net losses since its inception and has a working capital deficit as of June 30, 2013. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

September 27, 2013

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	June 30,
	2013	2013
ASSETS
Current Assets:
Cash	$5,629	$50,010
Accounts receivable	7,242	1,182
Prepaid expenses	2,055	2,055
Inventory	10,899	13,069
Total Current Assets	25,825	66,316

Total Assets	$25,825	$66,316

LIABILITIES & STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$69,824	$40,855
Accrued expenses	8,169	7,683
Advances from related party	100	100
Convertible notes to related parties, net of unamortized discounts
of $112,516 and $0, respectively	73,216	-
Notes payable to related parties	-	161,230
Total Current Liabilities	151,309	209,868

Stockholders' Deficit:
Preferred Stock- $.001 par value; 20,000,000 shares authorized;
no shares outstanding as of September 30, 2013 and June 30, 2013	-	-
Common Stock- $.001 par value; 150,000,000 shares authorized;
2,942,600 shares outstanding as of September 30, 2013 and
2,894,600 shares outstanding as of June 30, 2013	2,943	2,895
Additional paid-in capital	936,197	685,373
Accumulated deficit	(1,064,624)	(831,820)
Total Stockholders' Deficit	(125,484)	(143,552)

Total Liabilities and Stockholders' Deficit	$25,825	$66,316

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended
	September 30,
	2013	2012

Revenue	$7,302	$-
Cost of goods sold	(2,840)	-
Gross profit	4,462	-

Operating Expenses:
Consulting expense	73,220	-
General and administrative	124,350	3,783
Rent expense	24,000	-
Total Operating Expenses	221,570	3,783

Loss from Operations	(217,108)	(3,783)

Other Expenses:
Interest expense	(15,696)	-

Net Loss	$(232,804)	$(3,783)

Net loss per share - basic and diluted	$(0.08)	$(0.00)

Weighted average shares outstanding - basic and diluted	2,900,861	2,419,600

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
THREE MONTHS ENDED SEPTEMBER 30, 2013
(UNAUDITED)

	Common		Additional		Total
	Stock	Paid-in	Accumulated	Stockholders'
	Shares	Par Value	Capital	Deficit	Deficit

Balances at June 30, 2013	2,894,600	$2,895	$685,373	$(831,820)	$(143,552)

Stock issued for services	48,000	48	72,672	-	72,720

Debt discount due to beneficial conversion feature	-	-	123,821	-	123,821

Stock-based compensation	-	-	54,331	-	54,331

Net loss	-	-	-	(232,804)	(232,804)

Balances at September 30, 2013	2,942,600	$2,943	$936,197	$(1,064,624)	$(125,484)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	September 30,
	2013	2012

Cash flows from operating activities
Net Loss	$(232,804)	$(3,783)
Adjustments required to reconcile net loss
to net cash used in operating activities:
Amortization of debt discounts	11,305	-
Stock-based compensation	127,051	-
Changes in operating assets and liabilities:
Accounts receivable	(6,060)	-
Inventory	2,170	-
Prepaid expenses	-	-
Accounts payable and accrued expenses	29,455	-
Net cash used in operating activities	(68,883)	(3,783)

Cash flows from financing activities
Proceeds from notes payable to related parties	50,000	-
Proceeds from convertible notes to related parties	15,000
Payments on notes payable to related parties	(40,498)	-
Net cash provided by financing activities	24,502	-

Net decrease in cash	(44,381)	(3,783)
Cash at beginning of period	50,010	15,708
Cash at end of period	$5,629	$11,925

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	-	-

Noncash investing and financing activities:
Debt discount due to beneficial conversion feature	$123,821	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1—Organization and Basis of Presentation

Organization and Basis of Presentation

The accompanying consolidated financial statements are unaudited.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 2013 audited financial statements as reported in Form 10K.  The results of operations for the three month period ended September 30, 2013 are not necessarily indicative of the operating results for the full year ended June 30, 2014.

The Company was formed on June 21, 2007 as a Nevada corporation. In 2013 the Company has commenced operations and is no longer considered a development stage company. The Company has a June 30 year end.

On March 11, 2013, EZ Recycling, Inc was formed and incorporated to serve as a wholly owned subsidiary of Highlight Networks, Inc. EZ Recycling is incorporated in the State of Nevada. All inter-company balances and transactions are eliminated in consolidation.

Nature of Business

In 2013 the Company announced a new business venture in recycling, refining, metals trading and assisting in metal recovery, with a focus on precious metals refining from electronic waste. During 2013, the Company began its new business venture in recycling, refining, metals trading and assisting in metal recovery, with a focus on precious metals refining from electronic waste.

The Company’s principal executive offices are located at 7325 Oswego Road Liverpool, NY 13090. As of February 19, 2013 the Company also has a rental agreement for a warehouse property located at 6 Alder East Syracuse, NY 13057. Our telephone number is (315) 451-4722.

Inventory

In the three months ended September 30, 2013, the company had ending inventory of 5,820 lbs. of scrap metal and used circuit boards and recognized $7,242 in revenue from the processing, recycling, refining or sale of inventory. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items. As of September 30, 2013, there was no reserve for obsolescence. Inventories are valued at the lower of cost (using average cost) or market.

In the three months ended September 30, 2013, the company had ending inventory of 444 items of EBAY merchandise and recognized $60 in revenue from the sale of merchandise in inventory. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items. As of September 30, 2013, there was no reserve for obsolescence. Inventories are valued at the lower of cost (using average cost) or market.

Inventory consisted of the following finished goods as of September 30, 2013 and June 30, 2013:

	September 30,	June 30,
	2013	2013
EBAY merchandise	$6,084	$6,186
Scrap metal	4,815	6,883
Total inventory	$10,899	$13,069

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 2—Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern,” which assume that Highlight Networks, Inc. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.” The Company has incurred net losses of approximately $1,064,624 for the period from June 21, 2007 (inception) to September 30, 2013, has an accumulated deficit, has recurring losses, has no revenues, and requires additional financing in order to finance its business activities on an ongoing basis. The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern.”

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern.” While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Note 3—Commitments

On January 1, 2013, the Company entered into a 3 year consulting agreement. Pursuant to the terms of the agreement, the Company committed to issue 175,000 common shares to the consultant upon execution of the agreement (see Note 5) and the Company committed to paying a cash commission equal to 8% of the gross sales of all merchandise and scrap products shipped and sold under any contract arranged by the consultant over the term of the agreement.

On February 19, 2013, the Company entered into a lease agreement beginning March 1, 2013 to rent the property at 6 Alder Drive East Syracuse, New York 13057. The monthly rent under the agreement is $8,000, along with utilities and waste management incurred by the Company in the use of the facility. The initial term of the lease agreement is 5 years. As of September 30, 2013 the Company owes $56,000 under this lease.

Note 4—Related Party Transactions

During September 2013, the Company modified its outstanding note agreements, with an aggregate principal amount of $170,732, with related parties, Friction & Heat LLC and Joseph Passalaqua whereby a conversion option was added. The promissory notes were originally unsecured, bore simple interest at 10% per annum and were due on demand. The Company also borrowed $50,000 from these related parties under notes with the same terms during the three months ended September 3013. In September 2013, these loans were modified into convertible notes that are unsecured, mature 1 year from the date of the note and bear simple interest at 10% per annum. The notes are convertible into common stock at 60% of the average of the lowest 3 trading prices during the 10 days preceding the date of conversion. The note holders have agreed to not convert into more common shares than the Company has available and authorized at any time. The Company also borrowed $15,000 under convertible notes with these same terms during the three months ended September 30, 2013. As of September 30, 2013, the aggregate unpaid principal under these convertible notes was $185,732.

The Company evaluated the modification and determined it qualified as an extinguishment of debt due to a substantive conversion option being added. The Company then evaluated the convertible notes under ASC 815 and determined the notes do not qualify as derivative liabilities. The Company then evaluated the notes for a beneficial conversion feature under ASC 470-20 as of the date of the notes and determined that beneficial conversion features existed. The aggregate intrinsic value of the beneficial conversion features was determined to be $123,821 and was recognized as a discount to the debt that is being amortized using the effective interest method over the life of the notes. During the three months ended September 30, 2013, amortization of $11,305 was recorded against the discounts. As of September 30, 2013, the aggregate unamortized discount on the notes was $112,516.

In 2013, EZ Recycling, Inc., the wholly owned subsidiary of Highlight Networks, Inc. borrowed $100 from a related party, Joseph C. Passalaqua. The amount is non-interest bearing advance. As of September 30, 2013 the unpaid amount on the advance was $100.

HIGHLIGHT NETWORKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 5— Equity

Highlight Networks, Inc. is authorized to issue 150,000,000 shares of common stock, with par value of $0.001 per share. As of September 30, 2013, a total of 2,942,600 shares of common stock were issued and outstanding. Holders of common stock are entitled to receive dividends, when and if declared by the board of directors, subject to prior rights of holders of any preferred stock then outstanding and to share ratably in the net assets of the company upon liquidation. Holders of common stock do not have preemptive or other rights to subscribe for additional shares. The articles of incorporation do not provide for cumulative voting. Shares of common stock have equal voting, dividend, liquidation and other rights, and have no preference, exchange or appraisal rights.

On April 15, 2013, the Company granted an aggregate of 300,000 common shares to officers of the Company for services to be rendered. 150,000 shares vested immediately on April 15, 2013 and 150,000 shares vest on May 1, 2014. The shares were valued at $450,000 of which $269,882 was recognized during the year ended June 30, 2013. During the three month period ended September 30, 2013, an additional $54,331 was recognized and $125,787 will be recognized over the remaining vesting period.

On September 18, 2013, the company committed to issue 48,000 common shares under a consulting agreement. The shares were fully earned upon execution of the agreement and were valued using the closing stock price of the Company’s common stock at September 18, 2013. The Company recognized the full fair value of these shares of $72,720 as an expense during the three months ended September 30, 2013.

Note 6—Subsequent Events

On November 1, 2013, the Company entered into an agreement with a structuring agent wherein compensation will be 4,000,000 common shares. Of these shares, 1,000,000 are due upon execution and the remaining 3,000,000 are due when certain performance objectives are met.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
None

ITEM 9A. CONTROLS AND PROCEDURES EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
CONTROLS AND PROCEDURES

The Company's Chief Executive Officer is responsible for establishing and maintaining disclosure controls and procedures for the Company.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

For purposes of this Item 9A, the term disclosure controls and procedures means controls and other procedures of the Company (i) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (15 U.S.C. 78a  et seq.  and hereinafter the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “Commission”), and (ii) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures do not yet comply with the requirements in (i) and (ii) above and are not effective

On June 30, 2013, Our Chief Executive Officer and Chief Financial Officer reviewed the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of the end of the period covered by this report and have concluded that (i) the Company’s disclosure controls and procedures are not effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Commission, and (ii) the Company’s controls and procedures have not been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The material weaknesses identified relates to the following:

-	Lack of proper segregation of duties
-	Lack of a formal control process that provides for multiple levels of supervision and review

The Company believes that the material weaknesses are due to the Company’s limited resources.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There was no change in our internal control over financial reporting identified in connection with our evaluation that occurred as of June 30, 2013 during our last quarter (our fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 9(b)

Placement Agent Agreement

September 18, 2013

Alfonso Knoll
Highlight Networks, Inc.
P.O. Box 3143
Liverpool, NY 13089

Re:               INVESTMENT BANKING AGREEMENT

Dear Alfonso:

This letter (together with Exhibit A annexed hereto and made a part hereof, all of which taken together constitute this “Engagement Agreement”) confirms our complete understanding with respect to the retention of , Inc., a California corporation (herein referred to as “F500”) and Bridgewater Capital Corporation (“Consultant”) (collectively, “Parties”) as the exclusive placement agent and financial advisor to Highlight Networks, Inc. (the “Company”) in connection with an equity financing, a debt financing, a merger and/or acquisition or a business development transaction (the “Transaction”).

RECITALS

WHEREAS, the Company desires professional assistance to complete the Transaction;

WHEREAS, F500 and Consultant have extensive experience and knowledge associated with corporate finance and investment banking business; and

WHEREAS, the Company wishes to engage the services of F500 and Consultant to assist the Company in preparing itself to complete the Transaction and to advise and assist with the management of the Transaction process and implement other investment banking activities as requested by the Company.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto agree as follows:

1.
Appointment.  The Company hereby retains F500 through certain individuals who are registered and licensed as investment bankers with FINRA (the “Representatives”) associated with Consultant and supervised by F500, and F500 and the Representatives hereby agree to act as the Company’s exclusive placement agent and financial advisor in connection with the Transaction and the financial advisory services as more specifically set forth in paragraph 2 below, effective as of the date hereof (the “Effective Date”). Nothing in this Engagement Agreement shall be construed so as to (i) obligate the Company to complete the Transaction or any transaction or (ii) entitle F500 to any fees or other compensation with respect to investors with whom the Company declines, in its sole and absolute discretion, to pursue the Transaction.

2.
Scope and Certain Conditions of Services.  The Company hereby retains F500 and the Representatives to consult with and advise the Company with respect to the Transaction and anything incidental thereto, as directed by the Company. The Company expressly acknowledges and agrees that the obligations of F500 and the Representatives hereunder with respect to the Transaction are on a “best efforts” basis only and that the execution of this Engagement Agreement does not constitute a commitment by F500 and/or the Consultant or Representatives to provide financing to the Company and does not ensure the success of securing any financing on behalf of the Company. The Company should not make any reliance whatsoever that this “best efforts” Transaction will be completed. The services provided by F500 and the Representatives will include, if appropriate or if reasonably requested by the Company: (a) reviewing the Company’s financial condition, operations, competitive environment, prospects, and related matters for potential investors; (b) preparing the information package or confidential information memorandum; (c) soliciting, coordinating, and evaluating indications of interest and proposals regarding a Transaction; (d) advising the Company as to the structure of a Transaction; and (e) providing such other financial advisory and investment banking services reasonably necessary to accomplish the foregoing.

3.
, Inc. Oversight and Approvals.  The Representatives are registered, licensed, and supervised by , Inc., a registered broker/dealer and member of FINRA/SIPC. All securities contemplated herein will be offered through F500. Consultant is not an affiliate of F500. Required supervision by F500 of registered investment bankers includes, among other things, approval of executed engagement agreements and due diligence oversight.

4.	Fees and Compensation. In consideration for the services rendered hereunder, the Company agrees to pay the following fee and other compensation:

a.	Success Fee. Upon the successful completion of the Transaction, F500 shall be entitled to the following:

Equity Transaction- If the Company consummates an Equity Financing (to include debt which is convertible into equity), defined as a corporate investment or financial investment of/with/into the Company, or if stock/equity is purchased directly from a shareholder(s) of the Company, in the course of one or more rounds of investments including, without limitation, a minority or majority investment of either equity securities, research and development funding or non-recurring funding, F500 shall receive a cash placement fee equal to ten percent (10%) of the gross proceeds involved in the Equity Financing.

Debt Financing- If the Company or any subsidiary consummates a non-convertible Debt Financing, defined as a corporate or financial loan with the Company in the course of one or more installments including, without limitation, debt securities, the creation of senior or junior credit lines or facilities or bank loans or borrowings, F500 shall receive a cash placement fee equal to three percent (3%) of the gross facility received by the Company or any subsidiary or assign in the Debt Financing. Consultant is aware that the Company has a senior debt relationship with Summit Private Capital Group (“Summit”) and thus would carve out any fees through debt directly facilitated by Summit.

M&A Transaction- For any party introduced by or through F500, a fee on any mergers or acquisitions of/by the Company shall be calculated using the Revised Lehman Formula (see attached Exhibit A).  This fee is due and payable to F500 in cash or like kind securities (Pro-rata as received/paid) at merger date. The Revised Lehman Formula will be calculated using the total “Consideration” paid for the acquisition. For purposes of this Engagement Agreement, Consideration shall mean the total value received by the Company or "Target" in any transaction(s) and shall include (i) the aggregate value of all cash, securities, the assumption (or forgiveness) of debt and minority interest obligations, and any other forms of payment received or to be received, directly or indirectly, or paid, by the Company/Target (or any of its subsidiaries), its stockholders, or a third party, as the case may be; (ii) amounts received under the terms of an “earn-out” provision, rights to receive periodic payments and all other rights that may be at any time transferred or contributed to, or by, the Company/Target (or any of its subsidiaries), its affiliates or shareholders in connection with an acquisition of, or by, the Company/Target or of the assets thereof; and (iii) amounts receivable or payable under consulting agreements in lieu of purchase price, above-market employment contracts to the extent above market, all non-compete agreements or similar arrangements, and all contingent payments in connection with any transaction.

Business Development Transaction- The Company shall pay F500 a business development fee equal to five percent (5%) of the total value to the Company of all contracts and/or other business development deals with any party introduced, directly or indirectly, by F500. All such fees due hereunder shall be payable as the Company is paid on any and all such contracts, and which fees shall be payable through to the completion or termination of the contract(s), inclusive of any and all change orders, amendments and extensions, irrespective of the term and termination provisions of this Engagement Agreement, or upon a merger or acquisition transaction with the Company, of or by the Business Development Transaction party.

The Transaction Success Fee is due and payable immediately upon the closing of the Transaction and shall be dispersed directly to F500 simultaneously with the delivery of the proceeds of the Transaction to the Company.

b.
Warrants.  Upon successful completion of an Equity Transaction, there shall become due and payable to F500, or its assigns, warrants for the purchase of an amount equal to ten percent (10%) of the common stock issued or issuable in connection with the Equity Transaction, whether issuable at the option of the Company or the investor, whether issuable immediately, at a future date or under specified conditions and whether issued or thereafter issuable pursuant to purchase, subscription, exchange, conversion or other similar rights. In the event that equity is issued in the Equity Transaction that does not bear any right to acquire common stock, then warrants shall be payable on account thereof to F500 or assigns that constitute a right to purchase an amount of such equity equal to ten percent (10%) of such equity issued or issuable in connection with the Equity Transaction. The warrants shall be exercisable from the date of issuance and for a term of three (3) years, non-callable, non-cancelable, and assignable, with immediate piggy-back registration rights. The warrants shall also have customary anti-dilution provisions for stock dividends, splits, mergers, and any future stock issuances, etc., at a price(s) below said exercise price per share and shall provide for automatic exercise immediately prior to expiration. In the event that after the first 6 months of the closing of the Transaction, and any time thereafter, if there is no effective registration statement covering the warrants then the warrants may be exercised on a cashless basis.

c.	Override Fee. In the case of an Equity Financing from an outside party during the term of this Engagement Agreement, F500 shall be entitled to a three percent (3%) cash placement fee.

d.
Retainer.  The Company agrees to pay F500 a non-refundable fee of 48,000 newly issued restricted shares of Company common stock upon execution of this Engagement Agreement as compensation for advisory services to be rendered pursuant to this Engagement Agreement, shares are to be earned immediately as a retainer for Consultant’s acceptance of this Engagement Agreement and to secure Consultant’s availability.

e.	Expense Reimbursement. The Company agrees to reimburse F500 for all out-of-pocket expenses incurred; however, any expense in excess of $500 shall be pre-approved in writing or email by the Company.

5.
Payment Instructions.  All success fees, expense reimbursements, retainer and other payments made by the Company pursuant to this Engagement Agreement shall be made directly to F500. All payments shall be made by wire or check pursuant to the instructions below:

     Finance500, Inc.

                   19762 MacArthur Blvd.

                    Suite 200

                    Irvine, CA 92612

T (949) 253-4000

Wire Instructions:

ABA          322271724

ACCT#      203246400

Citibank

Mission Viejo, CA

* Please note the Company’s name and provide relevant detail on the check or wire

6.
Term of Retention.  The Engagement Agreement shall expire six (6) months from the date of its execution or terminate upon thirty (30) advance written notice by either party (“Termination”).  Notwithstanding the foregoing, no expiration or termination of this Agreement shall affect: (a) F500’s right to receive, and the Company’s obligation to pay, any Transaction Success Fee (as set forth in paragraph 4); and (b) in the event of a dispute between F500 and the Company, the agreements of the Company and F500 with respect to choice of law and forum. If within eighteen (18) months following the termination of this Engagement Agreement (“Tail Period”), Company enters into an agreement to accept any type of capital from any prospective target/partner introduced to Company by F500 or Representatives during the term of this Engagement Agreement, the Company’s obligations to pay fees and compensation, as defined in paragraph 4, are triggered.

7.
Non-Circumvention.  The investors or other counter-parties in any Transaction, and the potential investors or other counter-parties who are introduced to the Company by F500 or Representatives before or during the term of this Engagement Agreement, and all of their respective affiliates currently existing or formed hereafter (collectively “Covered Persons”), shall be considered, for purposes of this Engagement Agreement, the property of F500. The Company on behalf of itself, its parent or its subsidiaries agree not to circumvent, directly or indirectly, F500’s relationship with these Covered Persons, their parents or any of the Covered Persons’ subsidiaries or Affiliates and Company will not directly or indirectly contact or negotiate with any of the Covered Persons regarding a Transaction with the Company, or with any other company, and will not enter into any agreement or transaction with Covered Persons, or disclose the names of Covered Persons, except as such disclosure may be required by any law, rule, regulation, regulatory body, court or administrative agency, during the applicable Tail Period without the prior written approval of F500. In the event that the Company enters into a Transaction (a “Subsequent Transaction”) from a Covered Person in any placement during the applicable Tail Period (regardless of whether such placement is arranged without an agent or through an agent other than F500), the Company agrees to pay to F500 a fee equal to the fees provided under this Engagement Agreement.

8.
Due Diligence. The Company agrees to furnish F500 with such information regarding the business and financial condition of the Company as is reasonably requested, all of which will be, to the Company’s best knowledge, accurate and complete at the time furnished. The Company will promptly notify F500 in writing if it learns of any material misstatement in, or material omission from, any information previously delivered to F500. F500 will conduct independent due diligence on the Company and will terminate this Engagement Agreement should its due diligence findings not be reasonably consistent with the representations (oral and written) made by the Company.

9.
Independent Contractor. The Parties agree that F500 and Consultant will act as an independent contractor in the performance of his duties under this Engagement Agreement. Nothing contained in this Engagement Agreement shall be construed to imply that F500 or Consultant, or any employee, agent or other authorized representative of F500 or Consultant, is a partner, joint venturer, agent, officer or employee of Company.

10.
Confidential Information.  The Parties acknowledge that each will have access to proprietary information regarding the business operations of the other and agree to keep all such information secret and confidential and not to use or disclose any such information to any individual or organization without the non-disclosing party’s prior written consent. It is hereby agreed that from time to time F500, the Representatives and the Company may designate certain disclosed information as confidential for purposes of this Engagement Agreement.

11.
Public Announcements. Prior to any press release or other public disclosure relating to services hereunder which is legally permissible, the Company and F500 shall confer and reach agreement upon the contents of any such disclosure.

12.
Indemnification. The Company hereby agrees to indemnify and hold F500 and Consultant harmless from any and all liabilities incurred by F500 and Consultant under the Securities Act of 1933, as amended (the "Act"), the various state securities acts, or otherwise, insofar as such liabilities arise out of or are based upon (i) any material misstatement or omission contained in any offering documents provided by the Company, or (ii) any intentional actions by the Company, direct or indirect, in connection with any offering by the Company, in violation of any applicable federal or state securities laws or regulations. Furthermore, the Company agrees to reimburse F500 and Consultant for any legal or other expenses incurred by F500 and Consultant in connection with investigating or defending any action, proceeding, investigation, or claim in connection herewith. The indemnity obligations of the Company under this paragraph shall extend to the shareholders, directors, officers, employees, agents, and control persons of F500 and Consultant.

F500 and Consultant hereby agrees to indemnify and hold the Company harmless from any and all liabilities incurred by the Company under the Act, the various state securities acts, or otherwise, insofar as such liabilities arise out of or are based upon (i) any actions by F500, Consultant, related officers, employees, agents, or control persons, direct or indirect, in connection with any offering by the Company, in violation of any applicable federal or state securities laws or regulations, or (ii) any breach of this Engagement Agreement by F500 or Consultant. Furthermore, F500 and Consultant agrees to reimburse Company for any legal or other expenses incurred by Company in connection with investigating or defending any action, proceeding, investigation, or claim in connection herewith.

The indemnity obligations of the Parties under this paragraph 12 shall be binding upon and inure to the benefit of any successors, assigns, heirs, and personal representatives of the Company, F500, the Consultant, and any other such persons or entities mentioned herein above.

13.
Covenants of F500 and Representatives.  F500 and Representatives covenant and agree with the Company that, in performing Consulting Services related to the raising of capital by the Company or providing other Investment Banking support services, F500 and Representative will:

(a)	Not make any representations other than those expressly set forth in documents provided by the Company; and

(b)	Not publish, circulate or otherwise use any materials other than materials provided by or otherwise approved by the Company.

14.	Miscellaneous.

(a)
Attorneys’ Fees.  If either party files any action or brings any proceeding against the other arising out of this Engagement Agreement, then the prevailing party shall be entitled to reasonable attorneys’ fees.

(b)
Waiver.  No waiver by a party of any provision of this Engagement Agreement shall be considered a waiver of any other provision or any subsequent breach of the same or any other provision. The exercise by a party of any remedy provided in this Engagement Agreement or at law shall not prevent the exercise by that party of any other remedy provided in this Engagement Agreement or at law.

(c)
Assignment.  This Engagement Agreement shall be binding upon and inure to the benefit of the Parties hereto and no assignment shall be allowed without first obtaining the written consent of the non-assigning party.

(d)
Severability.  If any condition or covenant herein contained is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Engagement Agreement and shall in no way effect the other covenants and conditions contained herein.

(e)	Amendment. This Engagement Agreement may be amended only by a written agreement executed by all Parties hereto.

(f)
Headings.   Titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Engagement Agreement or any provision hereof. No provision in this Engagement Agreement is to be interpreted for or against either party because that party or his legal representative drafted such provision.

(g)
Notice.  All written notices, demands, or requests of any kind, which either party may be required or any desire to serve on the other in connection with this Engagement Agreement, must be served by registered or certified mail, with postage prepaid and return receipt requested. In lieu of mailing, either party may cause delivery of such notice, demands and requests to be made by personal service facsimile transmission, provided that acknowledgment of receipt is made. Notice shall be deemed given upon personal delivery or receipt of facsimile transmission, or two days after mailing. All such notices, demands, and requests shall be delivered as follows:

                                       If to the Company:                                  Highlight Networks, Inc.
P.O. Box 3143
Liverpool, NY 13089
Attn: Alfonso Knoll
Fax: (315) 453-7311

If to F500 or Consultant:	Finance500, Inc.
19762 MacArthur Blvd.
Suite 200
Irvine, California 92612
Attn: Robert L. Hicks
Fax: (949) 476-2552

(h)
Entire Agreement.  This Engagement Agreement, including any Exhibits or Schedules attached hereto, contains all of the representations, warranties, and the entire understanding and agreement between the Parties. Correspondence, memoranda, or agreements, whether written or oral, originating before the date of this Engagement Agreement are replaced in total by this Engagement Agreement unless otherwise especially stated.

(i)
Counterparts; Facsimile Signatures.  This Engagement Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties agree that facsimile signatures of this Engagement Agreement shall be deemed a valid and binding execution of this Engagement Agreement.

(j)
Governing Law and Venue.  This Engagement Agreement shall be governed by and construed in accordance with the laws of the State of California which would apply if both Parties were residents of California and this Engagement Agreement was made and performed in California. In any legal action involving this Engagement Agreement or the Parties' relationship, the Parties agree that the exclusive venue for any lawsuit shall be in the state or federal court located within the County of Orange, California. The Parties agree to submit to the personal jurisdiction of the state and federal courts located within Orange County, California.

(k)	Enforceability: Any determination that any provision of this Engagement Agreement may be, or is, unenforceable shall not affect the enforceability of the remainder of this Engagement Agreement.

(l)	Survival: Sections 10, 12 and 14 shall survive the termination or expiration of this Engagement Agreement.

IN WITNESS WHEREOF, the Parties hereto have placed their signatures hereon on the day and year first above written.

“COMPANY”                                                                         “FINANCE500, INC”
Highlight Networks, Inc.                                                     a California corporation

_________________________________                     _______________________________________________
BY:  _____________________________                      BY: Robert L. Hicks
ITS:  _____________________________                     TS: President & CEO

“CONSULTANT”
BRIDGEWATER CAPITAL CORPORATION

       __________________________________
BY: Andre Peschong
ITS: Partner

EXHIBIT A
REVISED LEHMAN FORMULA

On the first million dollars ($0-$1,000,000)                                                                                                                 10% plus,
On the second million dollars ($1,000,001-$2,000,000)                                                                                               8% plus,
On the third million dollars ($2,000,001-$3,000,000)                                                                                                   6% plus,
On the fourth million dollars ($3,000,001-$4,000,000)                                                                                                4% plus,
Anything over $4,000,000 ($4,000,001 to infinity)                                                                                                     2%

1 ADDENDUM

This“Addendum” is enteredintoonthis14thdayofNovember, 2013byandbetweenFinance500,Inc.(hereinafter "F500"),BridgewaterCapitalCorporation (hereinafter“BCC”) andHighlightNetworks, Inc.(hereinafter“Company”) andamends theEngagementAgreement (the “EngagementAgreement”)betweenF500, BCC andCompany, datedSeptember18,2013 onlyas itpertains to Fees andCompensationunderSection 4,andshallmakethe EngagementAgreementnon-exclusive.

The EngagementAgreement is revisedinSection 4. a.Success Fee, EquityTransactiontoaddnewlanguage tothe endofthatparagraphso that it willnowread, infull,"Ifthe Companyconsummates anEquityFinancing (toincludedebt whichisconvertibleintoequity),definedas a corporate investment or financialinvestmentof/with/into theCompany, or ifstock/equityispurchased directly fromashareholder(s) ofthe Company, inthe course ofoneor more rounds ofinvestments including,withoutlimitation, a minorityor majorityinvestment ofeither equitysecurities,researchanddevelopmentfunding ornon-recurringfunding,F500shallreceive a cashplacementfee equal totenpercent(10%) ofthe gross proceedsinvolvedinthe EquityFinancing,unless the Companycompletes anEquityFinancing without anyinvolvement fromF500,inwhichcasethe cashplacementfee shallbe equalto fourpercent(4%) ofthe gross proceedsinvolvedinthatEquityFinancing."

The EngagementAgreement is alsorevisedinSection 4.b.,Warrantstoaddnewlanguage tothatparagraphso thatit willnowread, infull, "Upon successfulcompletionofanEquityTransaction,there shallbecome due andpayable toF500,or itsassigns,warrantsfor the purchase ofanamount equaltotenpercent(10%)ofthe commonstock issued or issuable in connection withtheEquityTransaction,unless the Companycompletes an EquityFinancing withoutanyinvolvement fromF500,in whichcase F500shallonlybe entitledtowarrants equal to fourpercent(4%) ofthecommonstock issuedor issuableinconnectionwiththatEquityTransaction,whether issuable at theoptionofthe Company or theinvestor,whetherissuableimmediately,at a future dateor underspecifiedconditions and whetherissuedor thereafter issuable pursuantto purchase,subscription,exchange,conversionor othersimilar rights. Inthe event that equityis issuedintheEquity Transactionthatdoesnotbearanyright toacquirecommonstock, thenwarrantsshall bepayableonaccountthereoftoF500 orassigns that constitute a rightto purchase anamount ofsuchequityequal totenpercent(10%) ofsuchequityissuedor issuableinconnectionwiththeEquityTransaction,unless theCompanycompletes anEquityFinancing without anyinvolvement fromF500, inwhichcase F500shallonlybe entitled towarrants equal to fourpercent(4%) ofthe commonstock issuedor issuable inconnectionwiththatEquityTransaction. Thewarrantsshall be exercisablefromthedate ofissuance andfor a termofthree(3)years,non-callable,non-cancelable,andassignable,withimmediate piggy-back registrationrights.The warrantsshallalso have customaryanti-dilution provisionsforstock dividends,splits,mergers, and anyfuture stock issuances,etc.,at a price(s)belowsaidexercise priceper share andshallprovide forautomatic exercise immediatelyprior toexpiration.Inthe event that after the first 6months ofthe closing oftheTransaction, andanytime thereafter, ifthereis no effective registration statementcovering the warrantsthenthe warrantsmaybeexercisedona cashless basis."

All other terms andconditions oftheEngagementAgreementshallremaininfullforceandeffectas itpertains toaTransaction(s)betweenF500,BCC andCompany.

HIGHLIGHTNETWORKS, INC.

Signature                     ________________________________________ Name:        _________________________

Title:                            _________________________________________

Date:                           _________________________________________

, INC.

Signature                     _________________________________________ Name:                      Robert L.Hicks

Title:                                  PresidentandCEO

Date:                             _________________________________________

BRIDGEWATERCAPITALCORPORATION

Onbehalfofthe Representatives

Signature                        _________________________________________ Name:                      Andre Peschong

Title:                                  Partner

Date:                              __________________________________________